DUNDEE BANCORP INC.

The annual report covers the affairs of Dundee Bancorp Inc. Shareholders are advised that its principal subsidiaries and affiliates – Dundee Wealth Management Inc, and Dundee Realty Corp. as well as Eurogas Corp. – each publish an annual report. For more information on these companies, contact the Secretary of Dundee Bancorp Inc. for a copy of their annual report.

SHAREHOLDERS’ ANNUAL MEETING

The Annual and Special Meeting of Shareholders

Dundee Bancorp Inc.

will be held on Tuesday,

June 10, 2003 at 4:00 pm (Toronto time) in the Concert Hall of

The Fairmont Royal York Hotel

100 Front Street West

Toronto, Ontario

DUNDEE BANCORP INC.

HISTORY & CORPORATE PROFILE

H I S T O R Y

Many shareholders have queried the source of our name. The name Dundee, from which we draw our corporate identity, is steeped in history and synonymous with trust – the investment trust that evolved into current-day mutual funds.

Dundee is the name of a small city in Scotland whose significance in wealth far surpassed the borders of its country. The city grew prosperous from textile trading in the 1800s and had been best known for jam-making and shipbuilding for centuries. Thanks to the vision of Dundonian, Robert Fleming (the founder of the well-known Scottish wealth management company which still bears his name), Dundee citizens used the investment trust idea to great benefit.

Over a century ago, Fleming, a 28-year old clerk, foresaw how investing in emerging economies could prove profitable. In 1873, he launched the First Scottish Investment Trust to lower risk and invest in the bonds of foreign states, cities, railroads and other corporations. The emerging economy which Fleming first convinced wealthy Dundee textile barons to invest in was the United States of America.

Although the first investment trust was formed in London, England four or five years earlier to invest in domestic undertakings, it was Fleming of Dundee that made them famous by using investment trusts to purchase bonds outside the UK market and for new ventures. The enormous success Dundee investment trusts had is owed largely to Fleming’s bold but prudent use of investment savvy, which allowed the Robert Fleming organization to prosper and grow.

Today, the wealth management industry has expanded to include many alternative forms of investment. Investment and unit trusts and mutual funds have become accepted as global, mainstream financial instruments. Dundee’s name reminds us of the history of investment management and of our own objective to achieve outstanding long-term growth for our investors. We continue with the Dundee tradition to manage our own business well and to invest in growing businesses that can earn above-average returns on investment for our clients.

Our name and our objective are strongly linked to the ideology of prudent and disciplined investing combined with innovative thinking.

CORPORATE PROFILE

SERVING OUR SHAREHOLDERS, OUR CLIENTS AND THE COMMUNITY AT LARGE

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management, the financial services industry and real estate. Its domestic financial service activities are carried out through an 84%-owned subsidiary, Dundee Wealth Management Inc. Dundee Wealth is a Canadian owned publicly traded financial service company which provides investment management, securities brokerage, financial planning and investment advisory services to individuals, institutions, corporations and foundations. Dundee Wealth carries on its businesses through DWM Inc., an 81.7%-owned subsidiary of Dundee Wealth. Dundee Wealth has three main businesses: (i) investment management conducted through Dynamic; (ii) wealth management conducted through Dundee Securities, Dundee Private Investors, Dundee Insurance and Dundee Mortgage; and (iii) capital markets, comprised of institutional sales and trading, investment banking and research conducted through Dundee Securities.

Its real estate activities are carried out through its 45%-owned Dundee Realty Corporation. Dundee and its subsidiaries espouse a working environment characterized by creativity, lateral thinking, a unique collegial atmosphere and long-term loyalty commitments with key personnel. The corporate objective is to achieve long-term growth in the per share value of Dundee’s outstanding capital stock. We believe that the most important concern for our business is the creation of that value.

Dynamic Mutual Funds and its related divisions manage approximately $8.6 billion in assets and operate with several different and complementary investment disciplines. The investment process stresses the importance of anticipating and responding to new global investment patterns. Dynamic sells its products through more than 15,000 independent financial advisors across Canada.

Dundee Securities and its sister companies, with approximately 500 trained financial advisors in more than 150 offices throughout Canada, administer approximately $8.7 billion in client assets in approximately 300,000 accounts. The companies are totally customer centric and utilize an open architecture, offering only the best available investment and insurance products to their clients.

Dundee Bancorp, for its own account, has operated as a merchant bank providing capital to growing or undervalued businesses which are not in conflict with its fiduciary activities and can earn above average returns on investment capital. For the last several years it has reduced its activities as a merchant bank to concentrate on the financial service business and real estate.

Dundee Bancorp holds meaningful equity ownership positions of other publicly traded companies. Investments with a total market value close to $450 million at the end of 2002 include interests of approximately 51% in Eurogas Corporation, 45% in Dundee Realty Corporation, 27% in Breakwater Resources Ltd., and 9% in Laurentian Bank of Canada. Much information about these publicly owned companies is available in the public media including information released by the companies themselves from time to time.

Dundee Bancorp’s corporate vision model, which was revised in mid-1998, is to use the financial strength of its corporate portfolio to complete the development of its financial service subsidiary into a fully integrated wealth management concern. This encompasses the creative manufacturing of financial product as well as the open architecture distribution of its own and the best third-party financial products available on the market.

Dundee has an ongoing commitment to provide philanthropic support to charities and community organizations throughout Canada. The Dynamic Fund Foundation relies on locally based, independent financial advisors, who are important Dynamic Mutual Funds clients, to guide the Foundation to deserving causes. In addition to donations made directly by The Dynamic Fund Foundation, Dundee actively encourages employees to support their favourite charities by matching their contributions. During the year 2002, employee donations to The Dynamic Fund Foundation approximated $450,000. The Foundation facilitated the distribution of these donations to over 100 charities selected by the employees. Since its inception in 1992, The Dynamic Fund Foundation has donated close to $5 million to charities chosen by independent financial advisors and Dundee employees.

DUNDEE BANCORP INC.

2002 HIGHLIGHTS

The details of our financial results are outlined in the Management’s Discussion and Analysis that follows in this report. Further information is included in the Chairman’s Report and President’s Report that likewise follows.

Dundee Bancorp is pleased to report its results to shareholders for the three months and the year ended December 31, 2002. The fourth quarter of 2002 generated earnings from operations, before non cash items and interest, of $25.4 million compared with $7.9 million in the third quarter of 2002 and $11.3 million in the fourth quarter of 2001. Dundee Bancorp completed the full year 2002 with earnings from operations, before non cash items and interest, of $61.8 million compared with $49.0 million in the previous year. Net earnings for the year ended December 31, 2002 were $50.3 million or $1.98 per share compared with a loss of $57.0 million in 2001, representing a loss of $2.17 per share. Year-end results included a one time dilution gain of $75.7 million resulting from the issuance of shares in a subsidiary company at amounts in excess of carried book value. While this dilution gain does not provide operating earnings to the organization, it does provide independent third party attestation that our operating subsidiaries are being carried in the consolidated statements of the Company at well below their true values.

The following are our major achievements during this past year and more recently, into the early parts of 2003:

•

Dundee Wealth, our 84% owned subsidiary, completed a number of significant acquisitions which resulted in an increase in Dundee Wealth's assets under management and administration from over $13 billion at the end of 2001 to over $17 billion at the end of 2002. After a period of integration, which is ongoing, management expects that this will lead to significant improvements in EBITDA and profit margins. Dundee Wealth completed the acquisition of Canadian First Financial Group Inc. in August 2002 and DynamicNova Inc. (formerly StrategicNova Inc.) ("DynamicNova") in October 2002.

•

As part of the DynamicNova acquisition, Dundee Wealth created DWM Inc. (“DWM”) and transferred to DWM substantially all of its assets and liabilities. CDPQ Financial Services Inc., the former majority shareholder of DynamicNova, exchanged its ownership interest and loans and invested additional cash to become an 18.3% shareholder of DWM. Consequently, Dundee Wealth recorded a dilution gain of $74.4 million which is included in the Company’s operations for the fourth quarter.

•

In the fourth quarter, Repadre Capital Corporation announced its merger with IAMGOLD Corporation.

As a result of the merger, the Company has achieved a significant improvement in the market value of this investment.

•

In January 2003, we announced, along with Dundee Realty Corporation (“Dundee Realty”), that pursuant to a plan of arrangement, Dundee Realty’s revenue producing property will be transferred to a newly formed REIT and that Dundee Bancorp intends to acquire the public shareholders’ interest in Dundee Realty’s other assets in exchange for cash and REIT units. The other assets are primarily Dundee Realty’s land and housing business assets that will be reorganized into a separate entity and will become a majority owned subsidiary of Dundee Bancorp. In addition to the cash flows provided from the land and housing business, Dundee Bancorp expects to receive annual distributions from the REIT. The market reaction to this announcement has been extremely positive and has resulted in a market value increase in our Dundee Realty investment of over $30 million since the time of announcement.

•

In March 2003, Zemex Corporation announced that it had entered into an arrangement agreement pursuant to which Zemex Corporation will be acquired by a Peruvian company at a price of U.S.$8.80 per share. This will yield cash proceeds to Dundee Bancorp of approximately U.S.$27 million.

•

Breakwater Resources recently announced the sale of an exploratory gold property to Agnico-Eagle Mines Limited, which will generate approximately $15 million in cash. This will be used to reduce the overall debt of Breakwater and allow it to be better positioned for higher zinc prices in the future.

•

We continue with our efforts to create a Canadian chartered bank and expect some resolution shortly.

All of these transactions serve to increase the value of our Company. Although there is still much work to do on the wealth management integration front, we are optimistic that our efforts will continue to bear fruit throughout 2003.

...

The proposed merger transaction pursuant to which Dundee Wealth was to have acquired IPC Financial Network Inc. announced in December 2002 was terminated on May 2, 2003 by mutual agreement of Dundee Wealth and IPC as a result of a number of closing conditions in favour of Dundee Wealth remaining unfulfilled, including the conditions that Dundee Wealth be satisfied with the status of certain regulatory approvals and certain other matters in respect of irregular activities in IPC’s Montreal offices.

CHAIRMAN’S REPORT

HAROLD P. GORDON, Q.C.

Dundee Bancorp has always been proud of its principles and practices of good corporate governance, ethical and fair dealing and responsible corporate citizenship. We particularly recognize that good corporate governance is a significant factor in the relationship between shareholders, their directors and the Company and we have in the past year made adjustments to positively reinforce that position. In that spirit on November 15, 2001, the directors of Dundee Bancorp appointed me nonexecutive Chairman of the Company.

Recently, we have witnessed significant U.S. corporate meltdowns and one of the results has been a heightened sensitivity to corporate governance, intensified because in most of the publicized failures, corporate governance issues, whether real or perceived, have become identified, along with actual fraud and deceit, as one of the prime causes of these failures.

This has resulted in a plethora of new rules and regulations from governments, regulators and stock exchanges as well as pressures from stakeholders in corporations to have their concerns about corporate governance addressed.

However, these new rules and regulations will not in themselves create good corporate governance. The key missing ingredient needed is a strong board made up primarily of independent persons who are inquisitive, proactive, balanced and experienced, who take their responsibilities as directors seriously, exercise their duty diligently, who believe in our principles and practices and who work together to create an appropriate board culture. Our board consists of such directors who use their judgment, integrity, competence and a public conscience in exercising their duty of care and reasonable judgment.

In order to assist our board of directors to enhance a board culture that encourages directors to challenge and question management in a constructive way and to improve communications about governance with shareholders, we have in the past year:

•

Reconstituted the committees of our Board so that all committees are now comprised solely of “unrelated” directors;

•

Directors are now required to own shares or units under a deferred share unit plan to the extent that any director is a member of the board for more than 3 years shall hold the equivalent of 3 times the annual retainer in shares or units. Only one of our directors is not in full compliance and he is on a program to shortly comply;

•

Implemented a deferred share unit plan, to encourage and allow increased equity participation by directors by demonetizing directors’ fees whereby directors are encouraged to take at least 50% of their directors’ retainers and attendance fees in units under such plan;

•

Continued the formalization of the process of evaluating the board of directors and individual directors;

•

Continued the formalization of the directors’ orientation program by introducing a director’s information guide;

•

Implemented a policy pursuant to which each meeting of the board of directors will include an executive section where only non-management directors will be in attendance;

•

Determined that the proxy for a meeting of shareholders will now include in great detail, the following: – biographies of directors including their background as well as other boards on which they sit; – information relating to the value of option gains should share price increase by 10% or 20%; – disclosure of fees paid to auditors for both audit and non-audit services; and – a list of the number of board and committee meetings and attendance by directors.

Going forward, our challenge is to continually foster a board culture of open communication, personal responsibility and diverse opinion so that our directors are empowered to operate at the highest levels of integrity, ethics and professionalism.

Shareholders, employees, clients and suppliers should be comforted to know that at Dundee Bancorp, we have embedded quality principles and practices of good corporate governance, ethical and fair dealing and responsible corporate citizenship.

Harold P. Gordon, Q.C.

Chairman

May 7, 2003

PRESIDENT’S REPORT

NED GOODMAN, CFA

Dear fellow shareholders of Dundee Bancorp Inc.

We have just completed our eleventh full year since the founding of Dundee Bancorp Inc., my 40th full year of being associated with one of our most important assets – Dynamic Mutual Funds, the third year of a devastating bear market of generational proportions, and as of the date of this writing, my second year since returning to full time investment management. It was also the year that I reached the age of sixty-five. The Prime Minister of Canada sent me a note of congratulations and the Premier of Ontario is proposing to ban mandatory retirement at that age. But, I have a long time ahead of me. I like the retirement plan of one of my mentors – the famous Warren Buffett – “It will take place five years after my death, with five year renewal terms.”

When I started my career in investment management forty years ago, sixty-five was deemed by most as the correct time to retire. In today’s environment we are all living better and longer. There are many examples of successful careers that exist beyond that previously chosen age for retirement. In fact, there are far too many very capable minds vegetating because they have reached an age and a certain level of wealth. Perhaps they did not enjoy their work as much as I do.

There are many myths about retirement which I reject. I especially reject the idea that work is only a means to an end. To me my work is valuable, and lets me have fun and enjoyment. As I am aging, I find it easier to make money for my clients and shareholders because I have a demographic advantage and I know more about my craft. Adversity is more easily handled because I have usually seen it before. I know many people who can help me and/or can benefit from my knowledge. By being productive at something that I truly enjoy, I feel that I can be a creator of something useful and valuable, which I yearn to share with all shareholders, clients, family, colleagues and friends.

Nonetheless, I am fortunate in that I am able to extract myself from day to day organizational and operational management because of our excellent team of senior executives who today perform that function better than I ever could. While I retain the CEO title of Dundee Bancorp Inc. and Dundee Wealth Management Inc. and the Chairmanship of Dundee Realty, Dundee Resources and Dynamic Mutual Funds, all of these companies have their own great leaders and operational heads looking after their day to day affairs. I have always been proud of the fact that I was able to find people better and brighter than me, to do my work for me. This doesn’t mean that I have given up the passion, persistence and entrepreneurial commitment that I have had my entire life. Nor does it mean that I am not interested in or do not take part in decisions about our future vision, capital allocations and acquisitions. But it does mean that I have substantially reduced the number of people who report directly to me.

Lao Tsu, the Chinese philosopher and founder of Taoism said it best: “To lead the people, walk behind them.” What better way for me to continue as a source of corporate inspiration than to stay at the helm while opting out of the immense complexities of company organizational life, and returning behind the lines to a simpler vocation that I know – for sure – that I can do easily and well – investment management. And I am very proud that in my second full year back, one of my funds, (Dynamic Focus+ Balanced Canadian Fund) was the number one performing fund in its category during 2002 with a one-year positive return of 7.1% and a three-year compound annual return of 11.1%. Working with a team of younger people eager to excel in investment management is very gratifying to me and, I hope, beneficial to them as well as for our investee clients.

I am healthy and my pace of work has remained basically unchanged for over forty years. Even as a young man I was able to recognize that life is a journey and not a destination and I am very fortunate to have a wife and family that allow me the many hours and days to integrate the love of my vocation as part of that journey.

My decision to remain at work has many cheerleaders and good examples. In his encyclical on the subject of work, Laborem Exercens, Pope John Paul II echoes ancient Jewish wisdom when he advises:

“Work is a good thing for man – a good thing for his humanity – because through work man not only transforms nature, adapting it to his own needs, but he also achieves fulfillment as a human being…Not to mention also contributing to the wealth of his neighbors.”

And that’s my personal goal.

...

Beginning with the Enron bankruptcy in late 2001 and continuing with the WorldCom & Adelphia debacle and more recently Tyco and Healthsource, investors have been bombarded with wave after wave of bad news. We’ve seen it all – fraudulent financial reporting, insider trading, excessive executive pay, extraordinary and foolish perks, forgiven loans and many executives feeding at the trough of shareholders’ money. Corporate governance is under fire, and just as it occurred after 1929 and 1974 the regulators are just beginning to catch up with new, more stringent rules, regulations and required structure. Many, unfortunately, unwittingly designed to throw out the baby with the bath water.

There is no question that good governance and better regulation is necessary in the promotion of a healthy competitive environment for public corporations. What seems to be lost is that behavior is far more important than structure. Good behavior cannot be legislated. A fiduciary culture based on ethical principles often goes beyond compliance and is based upon mutual respect and basic honesty. Good corporate governance and regulation requires good behavior and competence more than independence and rules.

Being honest is not merely following the myriad of complicated laws for which we need constant and expensive legal advice. Most people are honest – I guess that’s why it makes so much news when a few actually step outside the law. But while most will claim honesty, it is unfortunate that there is a disproportionate population of investors prepared to accept fraud and deceit as long as it makes the stock price go up in the short term.

The problem of excessive salaries and unnecessary corporate perks arises when honest management is infused with self-delusion of their own importance. And that usually comes from comparing their efforts with that of others in their public sphere. The regulatory necessity of reporting on executives’ compensation has taken on a negative domino effect and shareholders of corporate America have paid dearly for it.

Don’t get me wrong on this subject. We at Dundee and affiliates work hard to be as compliant or more than the regulations require, but our basic tenet is honesty and integrity. The problem is essentially that we are being transformed into a group of honest people who spend a disproportionate amount of our time ensuring that we look like honest people. The result is inefficiency, extra costs and less time to do our job well. Dishonest people have never worried about rules, regulations or reporting forms.

...

I have been dubbed by many as an entrepreneur, oftentimes as a compliment and sometimes with its pejorative tone. I am proud to be an entrepreneur. Being an entrepreneur requires a rigorous discipline, patience and – most importantly – time to accomplish your vision. The required discipline and especially the patience and necessity of time without concern about takeover, is generally not recognized by those of our financial and corporate community who operate from a non-ownership platform. Operating a company with a large percentage of your personal wealth at risk, while developing a corporate vision that is not recognized or accepted by the investing community until the rewards are obvious, is hazardous to say the least. Canada needs more entrepreneurs with vision, not less, and the larger pools of pension capital should be supporting them, not knocking them by confusing ethics, morality and corporate governance with corporate structures, individual compensation and stock market performance. The issue at hand in this post-Enron and WorldCom landscape is the concept of full corporate responsibility encompassing overall ethics and accountability to all shareholders. Corporate responsibility includes diversity hiring, philanthropy, environmental concerns and community relations. The question is about good overall corporate citizenship. Good corporate citizenship is what we at Dundee strive to achieve at all levels of our Company.

...

Dundee is a company controlled by myself and my family and it should be important for shareholders to know a little about our family culture. We operate with a longer term investment horizon, and because most of our wealth rests in the intrinsic value of our company, we are conservative by nature with our views about Dundee. We strive for growth and progress but we measure those in small very regular and patient steps. We did not believe in the 1990’s “age of revolution” in which those companies who chose slow incremental progress, supposedly condemned their companies to slow and certain death. We guard every dollar of this company as if it is our own. We respect our intrinsic valuation and have a natural abhorrence for waste.

However, we do not consider ourselves as a “family business” but a “business family” in which all who work here are honoured members. To build our company with honesty and frugality, we need leadership and morale along with the most instinctive savvy of the brightest and the best and we are fortunate to have many such men and women on our team who do not use the Goodman name. As a group we have set very broad objectives, always being wary of seizing unforeseen opportunities as they surface. Our strategy is not to try to live up to a lengthy and complicated action plan, but it is to evolve our Company through our central vision through the continually changing geopolitical, economic and monetary circumstances that we currently face.

As we remarked in last year’s Annual Report our business family “is comprised of hand picked, driven, intelligent, ethical individuals who put out substantial effort while operating in a cohesive partnership environment.” This recipe carried us through the difficult days of 2001 and was especially important during 2002 when we completed two significant acquisitions and, with difficulty, had to abort one other while working on the divestiture of many of our non-core portfolio positions. All of this occurring while looking after business as usual at our “day” jobs.

The leaders of our Dundee Group are the intrinsic value creators and, because of their efforts, our intrinsic shareholder value was increased during 2002. The people of our business family have commitment, discipline, integrity, energy, intelligence and that very important quest for knowledge. We wish all to achieve a meaningful life as they commit their strengths and virtues in the service of building something that will eventually be larger than all of us. We know that our vision defines our destination, but it’s our values that describe how we are going to get there. As such, we try to inculcate the following virtues as corporate values for our team’s personal journey through life:

•

Believe totally in the dignity and morality of our business.

•

Be entrepreneurial at heart, abhor bureaucracies and always work to your strength.

•

Avoid complexities and opt for common sense and simplicity.

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Constantly work to understand yourself better.

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Try to find time to read about one book every week or two, about life or business, but while always looking for good ideas, don’t believe everything you read.

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Seek the truth using your own better judgment – don’t follow crowds.

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Memories of the past are important, not because history may repeat, but because the reaction and behavior of people always does.

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Be aware of the present, and work hard at being concerned about the future.

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Cling to old time basic fundamental precepts and hold them as unchangeable, but at the same time, work hard to change that which is necessarily changeable and have an open mind to new things.

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Never lay blame for any of your failures on other people or external events, and remember that anyone without failures hasn’t tried hard enough.

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Treat all obstacles as challenges or opportunities.

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Try to tithe your annual income to charitable institutions that look after the less fortunate.

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Always treat people as you would hope them to treat you, and accept without malice the infrequent disappointments that you will get.

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Never give up. But even with that, always remember, as Kenny Rogers sings, “know when to fold them.”

•

Be a cynic and a skeptic and never trust anyone or anything that you don’t understand.

•

The world belongs to us all – look after it.

•

Guard yours and our name and reputation, as a mother protects her newborn child.

The supreme paradox of business life is that when the time arrives that you begin to believe everything is finished –that will be the beginning. But even if our work is never completed, it is important to remember that we must enjoy our family life while going through the journey of our business life.

...

Most people confuse the stock market with a valuation mechanism. This erroneous notion has become so engrained that even the accounting profession has built generally accepted accounting principles around the concept. This is so, even though most pundits agree that there are times when the stock market represents good value to others even when it is overvalued. This is so, even though there are times when an individual stock is mispriced for a variety of short-term reasons. This is so, even though what moves a stock price in the short term usually has very little to do with long-term fundamentals and almost everything to do with changing investor sentiment. This is so, even though one investor’s emotion may be another’s opportunity. This is so even though there are many self-declared experts who really only know the price of everything and the value and risk of nothing.

Because of the importance of investor sentiment, the stock market is a voting machine, not a valuation machine. With the tremendous influx of index or closet index investors it has become a voting machine for those businesses that dominate merely because of size of market capitalization.

During 2002, the level of Dundee Bancorp’s inclusion in the TSXS&P index was significantly reduced because it was deemed that we had three separate “control blocks” which were removed from the freely tradable category of available stock. Thus, over 60% of our market capitalization is removed from the index. This lower index inclusion caused a wave of selling by the index investing institutions. Our stock price which had been floating around $18 per share was knocked down to around $13, where it has remained to this date.

The concept that there could be three distinct and unrelated control groups is equally as ridiculous as the concept that the stock market is a rational and efficient valuation tool. But, nevertheless, we could not convince the managers of the index about their erroneous interpretation of their rule.

But it is interesting to look behind the nature of the reported ownership of the over 40% of our company that is not part of any control block. These shares are owned by a very diverse group of clients whose money is managed by extremely professional investment managers.

Over 20% of our Company is shown to be owned by Private Capital Management of Naples, Florida, on behalf of investment management clients overseen by Bruce Sherman. Bruce is probably the best overall performing investment manager in the United States. He was featured in Peter Tanon’s book “Investment Gurus” as a proven performer. Bruce is a C.P.A. by training and is not your typical money manager. He conducts “in-your-face” interviews and has an investment philosophy that is rooted in value and has proven his success by gathering billions of dollars under management. Bruce is a big believer in personal “due diligence” and works very hard at what he does. Bruce has even had a large number of his holdings sold to Warren Buffett at a good profit. He is good, and I am very proud to have Bruce and his clients as our partners.

The other member of the so-called triple “control block” paradigm are clients of AIC Mutual Funds managed by Michael Lee Chin and Jonathan Wellum. Jonathan is the newly re-installed Chief Investment Officer at AIC. Both Michael and Jonathan are big fans of companies that create free cash flow and have a stock market price well below a calculated intrinsic value. I can say that Dundee Bancorp has these attributes. AIC actually goes further and list a total of twenty preferred company attributes that they search for in the quest for investment. In my view, Dundee complies with all twenty of their attributes. Two specific attributes of that list that deserve repeating are:

1. “It is preferred if management has a material stake in the company, preferably through cash investment rather than liberal use of stock options,” and

2. “A disciplined approach to valuation...with the most important methodology being discounted cash flow (DCF) analysis using conservative assumptions with businesses purchased at a discount to “intrinsic value”.“

Needless to say, neither of these two groups who are shareholders of our company are part of any “control block” but their ownership of our company and a ridiculous Standard & Poor’s interpretation has denied full ownership of Dundee to many index fund players and has caused our stock price to be lower.

...

As an investment manager, I long ago learned that it is my job to figure out the patterns that lie hidden beneath the apparent chaos on the surface. The failure to address the question of what expectations are embedded in the price of a stock is the single most costly error made by investors whether novice or professional. Those expectations that are fundamentally embedded in the quoted price of a stock very rarely coincide with those expectations generally implied by the public. This is the prime reason why most investors have poor relative results. Recent stock market activities have many examples of this phenomenon, and it is my belief that our Company is one of these examples.

During the past decade most public companies managed their company by imposing two time lines on management – the very short term and the very long term. The short term time line was designed to appease Wall Street or Bay Street stock analysts in an attempt to meet quarterly financial targets or in some instances, self imposed “guidance numbers”. This time line was driven by concern over day to day stock prices and in many instances was a direct reflection on management’s personal wealth creation from stock option perks. In many instances, short-term decisions were made even if they ran counter to the overall long-term interests of the company.

The second time line – long term – was based on management’s erroneous assumption that the business has an infinite life, making it almost impossible to create any management urgency unless some very obvious under-performance eventually occurs.

At Dundee our investment horizon is long term but our businesses are managed to the intermediate term. A period of three to five years is our short-term outlook. We believe that this time frame helps to eliminate the often counterproductive focus on quarterly and annual numbers, yet still creates that management urgency to move towards our goals reasonably quickly. To this end, we have never provided earnings guidance and do not intend to in the future. As an investor, on behalf of our mutual funds I cheer the gradual elimination of this errant practice.

...

Over the last eighteen months we have critically reviewed all our major business holdings and identified the actions required to maximize the value of each one of our investments. To date, this has resulted in the elimination of several businesses, the termination of several people and the corporate reorganization of several of our positions. Using a very simple agenda carried out by a small, tough-minded, disciplined group of our management team, we have eliminated some nagging problems, increased shareholder value, and are better positioned to further increase that value.

In the over 40 years of my career and even in the recent eleven years since I founded Dundee Bancorp, I have seen many changes that affect investment valuation. Our commitment to sticking with fundamental principles to build intrinsic value survives and remains unchanged.

To all of our wealth management clients, we thank you for your trust. To the many men and women in our Company, I thank you for a wonderful 2002, a year during which we accomplished much in our pursuit of our corporate vision model of a fully integrated wealth management concern. To our board of directors and long-term committed shareholders, we thank you for your direction and loyalty to our goals.

To continue with the personal theme that started this report, I cannot leave you without a quote from my favorite eleventh century philosopher, Maimonides, who said:

“When I have a difficult subject before me – when I find the road narrow, and can see no other way of teaching a well established truth except by pleasing one intelligent man and displeasing ten thousand fools, I prefer to address myself to the one man, and to take no notice whatever of the condemnation of the multitude.”

Sincerely,

Ned Goodman, CFA

President and Chief Executive Officer

April 23, 2003

DUNDEE BANCORP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DUNDEE BANCORP INC. (the “Company” or “Dundee Bancorp”) is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84% owned subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”). Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products to individuals, institutions and corporations.

Dundee Bancorp also holds and manages its own portfolio which includes both publicly traded and private companies in a variety of sectors, including real estate, resources, and financial services, as well as investments in highly liquid securities such as bonds and mutual funds. These investments are carried at cost with provisions for impairments in value. Investments that are subject to significant influence are accounted for using the equity method whereby the Company recognizes in income its proportionate share of earnings or losses of the investee company.

During 2002, the Company was active in growing assets under management and distribution power, both internally and by acquisition. Dundee Wealth successfully completed two acquisitions, with Dundee Wealth emerging as a full service wealth management company with $17 billion of assets under management and administration and over 500 investment advisors in 150 independent branch offices across Canada. Dundee Wealth’s investment management arm, Dynamic Mutual Funds Ltd. (“Dynamic”) has gained considerable momentum during 2002, ending the year with net assets gathered of $210 million and stellar performance in investment products. Dundee Wealth’s operations are now conducted through DWM Inc. (“DWM”), an 81.7% owned subsidiary. CDP Financial Services Inc. (“CDP”) holds an 18.3% interest in DWM.

OVERVIEW OF THE BUSINESS OF DUNDEE BANCORP INC.

Dundee Bancorp operates its business through three business segments; the wealth management division, its corporate and investment portfolio activities and international operations.

THE WEALTH MANAGEMENT DIVISION

The wealth management business of Dundee Bancorp is conducted through its main operating subsidiary, Dundee Wealth, a fully integrated, TSX listed, Canadian owned financial service company, which provides investment management, securities brokerage and financial planning and advisory services to individuals, institutions, corporations and foundations. Dundee Wealth’s operations are conducted through DWM. Dundee Wealth reported over $17 billion in assets under management and administration at the end of 2002.

DWM has two main operating divisions, investment management and brokerage. Investment management operations are conducted through Dynamic and DynamicNova wherein the Company earns a fee, generally calculated as a percentage of the current market value of the assets managed. The Company earns performance fees on certain assets under management when the investment performance of these assets exceeds an applicable benchmark. Redemption fee revenues are earned when mutual fund units purchased on a deferred sales charge basis are redeemed within a certain period.

Dundee Securities Corporation (“Dundee Securities”), Dundee Private Investors Inc. (“Dundee Private”), Dundee Insurance Agency Ltd. (“Dundee Insurance”) and Dundee Mortgage Services Inc. (“Dundee Mortgage”) comprise the brokerage division of DWM and provide a full range of retail brokerage services to their client base of over 300,000 accounts, representing $8.7 billion in assets under administration. Dundee Securities also provides investment banking and institutional brokerage services. Corporate finance revenue is earned from participation in equity financings and by providing financial advisory services, including mergers and acquisitions advice, as well as valuations and fairness opinions, in a variety of industry sectors.

Certain operating expenses of Dundee Bancorp are directly related to the wealth management division including variable compensation expense, which is calculated as a percentage of the associated financial service revenue, and trailer fee expense which is paid to third party brokers and dealers to provide ongoing service to their mutual fund clients.

The Company’s wealth management subsidiaries operate in a regulated environment and are therefore subject to regulatory capital requirements. This may require the companies to keep sufficient cash and other liquid assets on hand to offset capital requirements.

CORPORATE AND INVESTMENT PORTFOLIO ACTIVITIES

The Company manages its own investment portfolio. Revenues earned from this portfolio include net realized gains on sales of investments as well as dividend and interest income. Certain of the Company’s investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the operating results of the underlying investment. Unrealized gains on investments are not recognized in income until realized, although provisions for impairment in value are taken at the time that such provision is deemed appropriate.

Declines in global capital markets affected the trading value of some of our investment holdings over the past few years. However, market prices have recovered somewhat from 2001 trading values. The estimated market value of the Company’s portfolio, using trading values for publicly listed securities, but excluding the Company’s investments in Dundee Wealth and Eurogas, which are consolidated, increased from $423 million at the end of 2001 to $440 million at the end of 2002. Since December 31, 2002, the estimated market value of the portfolio has increased further because of increases in market prices for Dundee Realty Corporation and Zemex Corporation. Publicly traded values at any given point in time are not necessarily indicative of management’s assessment of these entities’ underlying values. Accordingly, trading prices may give a misleading view of the true value of the portfolio.

At December 31, 2002, 75% of the trading value of the Company’s investment portfolio was invested in public company securities, 13% in private companies and 12% in mutual funds and other liquid assets. The more significant holdings include:

Dundee Realty Corporation (“Dundee Realty”) (TSX – D)

Dundee Realty, an equity accounted investment, reported a 15% improvement in funds from operations since 2001. Dundee Realty is one of the largest and fastest growing real estate companies in Canada with over $1 billion in assets and approximately $300 million in revenues.

At December 31, 2002, the Company held 6.9 million shares of Dundee Realty or approximately 45% of the total shares issued and outstanding. During 2003, Dundee Realty announced that, subject to a plan of arrangement, its revenue producing property will be transferred to a newly formed real-estate investment trust (“REIT”). The land and housing business of Dundee Realty will be reorganized into a separate entity and will become a majority owned subsidiary of Dundee Bancorp. Once the transaction is completed, Dundee Bancorp will be required to consolidate the operations of Dundee Realty into its financial results. Dundee Bancorp will retain its proportionate interest in the REIT.

Laurentian Bank of Canada (“Laurentian”) (TSX – LB)

As Canada’s seventh largest Schedule I Bank in asset size, Laurentian offers products and services to meet the banking and financial needs of individuals and small to medium-sized businesses through four distinct operating segments; retail financial services, commercial financial services, wealth management and brokerage, and business-to-business “B2B” trust and agency banking.

Net income during Laurentian’s fiscal year ended October 31, 2002 was $1.27 per share. During 2002, the Company earned dividends from its investment in Laurentian of $2.3 million.

At December 31, 2002, the Company held 2.0 million shares of Laurentian or approximately 9% of the total common shares issued and outstanding.

Zemex Corporation (“ZEMEX”) (TSX, NYSE – ZMX)

Zemex is a producer of industrial minerals and specialty products. Zemex is North America’s largest producer of feldspathic materials serving the sanitaryware and tile industries, and the largest worldwide producer of phlogopite mica serving the plastics markets and indirectly, the auto industry. Its Alumitech division reprocesses aluminum waste materials commonly referred to as drosses and produces fire retardant and heat containment systems for the chemical and construction industries. Zemex has facilities across the United States and Canada. In 2002, Zemex completed two acquisitions, an aluminum recycling operation and an attapulgite clay operation. In early 2003, Zemex entered into a plan of arrangement whereby it will be acquired by a Peruvian company for cash proceeds of US$8.80 per share.

During 2002, Zemex reported a net loss of U.S.$1.8 million compared with net income of U.S.$0.9 million in 2001.

At December 31, 2002, the Company held 3.1 million shares of Zemex or 39% of the total shares issued and outstanding.

Breakwater Resources Ltd. (“Breakwater”) (TSX – BWR)

Breakwater is a publicly traded company engaged in the acquisition, exploration, development and mining of base metal deposits in the Americas and North Africa. The year ended December 31, 2002 and 2001 saw record low prices for zinc. These record low prices put severe pressure on the liquidity of Breakwater, necessitating a restructuring of its banking arrangements which occurred in November 2001, with the assistance of Dundee Bancorp. In May 2002, Breakwater raised additional equity of $17.6 million, net of costs, by successfully completing a rights offering. Dundee Bancorp purchased 25 million additional Breakwater shares by participating in this offering. In January 2003, Breakwater further extended its credit facilities to January 2004. These transactions are expected to provide sufficient working capital for Breakwater to the end of fiscal 2003.

Cash flows from operations increased significantly in 2002 to $8.6 million, although Breakwater reported a net loss for the year ended December 31, 2002 of $19.9 million (2001 – $111.1 million). Net operating results in 2001 include non cash write-downs of mineral properties and fixed assets of $70.3 million.

At December 31, 2002, the Company held 51.9 million shares of Breakwater or 27% of the total shares issued and outstanding. The Company also holds warrants to purchase an additional 30.8 million common shares at a price of $0.20 per share, expiring in 2007.

IAMGOLD Corporation (“IAMGOLD”) (TSX – IMG)

In January 2003, IAMGOLD completed the acquisition of Repadre Capital Corporation (“Repadre”) at an exchange rate of 1.6 IAMGOLD shares for each Repadre share. At that time, Dundee Bancorp held 6.4 million shares of Repadre and received 10.3 million shares of IAMGOLD. The Company ceased equity accounting for its investment in Repadre at the end of the third quarter of 2002.

IAMGOLD is a leading mining, exploration and development company. Its principal assets are located in West Africa. It also has a diverse royalty portfolio.

INTERNATIONAL OPERATIONS

The Company’s international operations are conducted through The Dundee Bank, which is a bank incorporated under the laws of the Cayman Islands, holding a Category B Banking License and a trust license from the Cayman Island Monetary Authority. In 2001, the Company made the decision to close down its operations in India where it had a fledgling  mutual fund operation. At that time, the Company took a provision to write down the cost of its investment and to provide for exit costs. The Company continues to wind down the remnant operations in India.

The Dundee Leeds Group is a group of subsidiaries of The Dundee Bank which are incorporated under the laws of Bermuda, Cayman Islands and the British Virgin Islands. The Dundee Leeds Group provides administrative services for mutual funds, hedge funds and other investment clients and also provides accounting, administration, registrar and transfer agency, corporate secretarial and other services relating to the management of offshore companies.

RESULTS OF OPERATIONS

Earnings for the year ended December 31, 2002 were $50.3 million or $1.98 per share compared with a loss of $57.0 million in 2001, representing a loss of $2.17 per share. Current year earnings include a one time dilution gain of $75.7 million resulting from the reorganization of certain subsidiaries of the Company, as outlined in note 2 to the Company’s consolidated financial statements.

The results for the year by operating segment are as follows:

(in thousands of dollars)
		Wealth	Corporate and
SEGMENTED EARNINGS (LOSS)		Management	Investment Portfolio			International		TOTAL
For the year ended December 31,	2002	2001	2002	2001	2002	2001	2002	2001
Revenue	$266,848	$235,256	$7,099	$16,388	$3,150	$3,719	$277,097	$255,363
Expenses	256,430	234,867	17,998	22,883	4,638	4,886	279,066	262,636
Amortization of goodwill	–	4,463	–	777	–	479	–	5,719
OPERATING (LOSS) EARNINGS	10,418	(4,074)	(10,899)	(7,272)	(1,488)	(1,646)	(1,969)	(12,992)
Other items:
Equity earnings (loss)	–	–	2,252	(20,124)	–	–	2,252	(20,124)
Investment provision	(793)	(939)	(8,472)	(22,487)	–	–	(9,265)	(23,426)
(LOSS) EARNINGS BEFORE TAXES	$9,625	$(5,013)	$(17,119)	$(49,883)	$(1,488)	$(1,646)	(8,982)	(56,542)
Dilution gain							75,680	–
Oil and gas properties							6,258	51
Discontinuance of operations in India							–	(9,909)
Income taxes
Current							10,861	2,451
Future							(3,413)	(10,353)
Non controlling interest							15,252	(1,533)
							$50,256	$(56,965)

THE WEALTH MANAGEMENT DIVISION

Total revenues for 2002 in the wealth management division were $267 million, a 14% increase from 2001 total revenues of $235 million. The main components of the wealth management division’s revenues and expenses are described below.

Management Fees

Management fee revenues for 2002 generated by the wealth management division were $127.7 million including performance fees of $7.4 million. This compares to $110.5 million earned in 2001, including performance fees of $2.4 million. Performance fees earned in 2002 were primarily from resource related products. Despite slower growth in the mutual fund industry in general, the wealth management division ended 2002 with net assets gathered of $297 million compared to $15 million in 2001. The acquisition of DynamicNova increased assets under management by $2.1 billion. Since acquisition, DynamicNova’s assets have resulted in net redemptions of $87 million for 2002. Efforts are being made to reverse this redemption trend through manager changes, by implementing free switching between Dynamic and DynamicNova products, through merging certain funds that have similar investment objectives, and by other direct marketing efforts. General capital market conditions resulted in some depreciation in the value of assets.

Average assets under management, before accounting for assets acquired pursuant to the DynamicNova transaction, have increased from $6.3 billion in 2001 to $6.6 billion in 2002. Since acquisition in October 2002, DynamicNova assets have added approximately $2.1 billion to our average assets throughout the fourth quarter of 2002.

Growth in assets during 2002 reflected a trend towards asset categories paying lower than average management fees, reducing the average fee earned on Dynamic products from 1.706% during 2001 to 1.642% during 2002. Assets acquired from DynamicNova are expected to increase the average rate earned as certain DynamicNova products earn higher fees than comparable Dynamic products.

Redemption Fees

Gross redemptions of assets under management during 2002 were approximately $1.4 billion of which $771 million or 57% were in respect of units originally purchased on a deferred sales charge basis. Redemptions during 2002 generated fees of $11.0 million of which $9.9 million were retained by the wealth management division and $0.5 million were retained directly by Dundee Bancorp. By comparison, redemptions during 2001 were $959 million of which $659 million related to units originally purchased on a deferred sales charge basis generating redemption fees of $10.8 million. The wealth management division retained $8.7 million of these redemption fees whereas Dundee Bancorp retained $1.8 million.

Financial Services

Financial service revenue generated by the wealth management division was $124.5 million in 2002 compared to $113.9 million in 2001, representing an increase of 9% during a time when comparative industry statistics indicate an overall decrease in the securities industry of 3% throughout 2002. Retail commission and trailer revenue increased 16.3% year over year. A significant portion of assets administered by the brokerage division of Dundee Wealth continue to be in mutual funds, which provide Dundee Wealth with an ongoing trailer fee.

Corporate finance activities also experienced strong growth in 2002 with revenues increasing 64% compared to 2001. Institutional sales were approximately $1.8 million higher than similar revenues in 2001 but were offset by a decrease of $4.7 million in pro trading revenues.

Selling, General and Administrative

Selling, general and administrative costs of the wealth management division increased from $108.2 million in 2001 to $113.9 million in 2002. The acquisition of CFFG and DynamicNova increased selling, general and administrative costs by $5 million. After accounting for this increase, total selling, general and administrative costs increased by under $1.0 million. In the second quarter of 2002, the shareholders and unitholders of certain mutual funds approved an increase to the annual limit of the funds’ management expense ratio, offset by a reduction in the annual performance fee limit that the Company may earn, which amendments became effective July 1, 2002. As a result, during the remainder of 2002, costs being absorbed by the Company were reduced by approximately $0.9 million.

Variable Compensation

Variable compensation costs totaled $71.3 million for 2002 compared with $60.3 million for 2001, a variance of $11.0 million year over year. Increased financial services revenue accounts for $8.4 million of this variance while a change in business mix, decreasing margins retained from 39.1% in 2001 to 36.8% in 2002, accounted for the remaining $2.6 million variance.

Trailer Fees

Trailer fees paid by the Company during 2002 were $23.0 million (2001 – $19.6 million), representing 0.4% of the average assets managed which are subject to trailer fees or 23% of total management fee revenues from these assets.

CORPORATE AND INVESTMENT PORTFOLIO ACTIVITIES

The following table summarizes the carrying value of the Company’s investment portfolio as at December 31, 2002.

(in thousands of dollars)
		2002		2001
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity Accounted Investments
Black Hawk Mining Inc.	$3,024	$4,586	$4,079	$2,621
Breakwater Resources Ltd.	25,465	7,265	27,518	5,648
Dundee Realty Corporation	140,601	106,748	137,949	93,275
Repadre Capital Corporation	20,866	78,674	14,470	28,675
Zemex Corporation	35,585	22,150	36,481	29,552
Other	6,733	5,298	9,714	21,284
Marketable securities	65,043	55,082	79,185	73,049
Other portfolio investments	131,608	160,577	131,928	169,252
	$428,925	$440,380	$441,324	$423,356
Consolidated Investments
Dundee Wealth Management Inc.		311,749		259,697
Eurogas Corporation		16,171		15,208
		$768,300		$698,261

The market value of the Company’s investment portfolio improved significantly during 2002, especially as a result of its investments in Dundee Realty and Repadre. Total market appreciation in the investment portfolio, calculated after giving effect to acquisitions and dispositions throughout the year, was $19.1 million. Although the Company saw positive returns in 2002 on many of its investments, management conservatively increased its provision against the carrying value of its portfolio by $9.3 million.

At December 31, 2002, 75% of the market value of the investment portfolio was invested in public company securities, 13% in private companies and 12% in mutual funds and other liquid assets.

In accordance with Canadian generally accepted accounting principles, certain of the Company’s investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company’s consolidated earnings. The equity method will also result in the calculation and recognition of a gain or loss in respect of the investment if the Company’s percentage ownership is diluted because of, for example, the issuance of additional shares by the investee.

(in thousands of dollars)
			2002			2001
		Equity	Dilution		Equity	Dilution
	Year End	Earnings	Gains	Year End	Earnings	Gains
	Ownership	(Losses)	(Losses)	Ownership	(Losses)	(Losses)
Black Hawk Mining Inc.	18%	$(922)	$(1)	19%	$475	$(4)
Breakwater Resources Ltd.	27%	(5,561)	(1,493)	29%	(32,080)	(505)
Dundee Realty Corporation	45%	4,600	–	40%	11,999	–
Eurogas Corporation*	N/A	N/A	N/A	45%	972	(3)
Repadre Capital Corporation**	17%	1,768	4,628	22%	991	1
Zemex Corporation	39%	(1,005)	–	36%	(81)	2
Other		273	(35)		(1,676)	(215)
		$(847)	$3,099		$(19,400)	$(724)

*

The Company’s investment in Eurogas was accounted for on an equity basis until control was acquired on November 22, 2001 after which the operating results of Eurogas were consolidated with those of the Company.

** As a result of the merger of Repadre Capital Corporation with IAMGOLD Corporation, the Company's interest and significant influence over Repadre Capital Corporation was diminished. As a result, the Company ceased accounting for Repadre on an equity basis on September 30, 2002.

Investment income earned in 2002 was $10.9 million, an increase from $8.4 million in 2001. Current year realized investment gains include a $4.3 million gain realized on the sale of shares of The Toronto Stock Exchange by Dundee Securities. Also included in current year investment income is $4.7 million earned from Eurogas as final settlement on the windup of the Urengoil project in Russia.

(in thousands of dollars)
	2002	2001
Interest,dividends and foreign exchange	$4,678	$6,706
Realized investment gains	12,966	8,815
Realized investment losses	(6,702)	(7,100)
	10,942	8,421
Share of losses of equity accounted investments	(847)	(19,400)
Gains (losses) from dilutions of interest in
equity accounted investments	3,099	(724)
Increase in investment provision	(9,265)	(31,379)
	$3,929	$(43,082)

Earnings from equity accounted investees, including both the Company’s share of earnings or losses and associated dilution gains or losses aggregated, $2.3 million in 2002 compared with a loss of $20.1 million in 2001. Of significance during 2002 are equity earnings of $4.6 million and $6.4 million from our investments in Dundee Realty and Repadre, offset by losses of $7.1 million and $1.0 million from our investments in Breakwater and Zemex. Earnings generated from our investment in Repadre include a dilution gain of $4.6 million generated from Repadre’s share offering and acquisition completed in the second quarter of 2002. Prior year results included a loss of $32.6 million from our investment in Breakwater, offset by equity earnings in Dundee Realty of $12.0 million.

General operating costs of corporate and investment portfolio activities have decreased modestly from $6.5 million in 2001 to $5.7 million in the current year. This division also saw a significant decrease in other non cash expenses, most significantly, amortization of deferred sales commissions. The corporate division last funded commissions in 1996, and as such,  commissions were fully amortized in 2001.

INTERNATIONAL OPERATIONS

Activities from our international division remained constant year over year, generating revenues of just over $3.0 million, offset by operating costs of about $5.0 million.

OIL AND GAS SALES, NET OF ROYALTIES

During 2002, Eurogas earned $6.3 million from its oil and gas operations. The Company acquired control of Eurogas in the fourth quarter of 2001 and therefore, comparative numbers only include a fraction of Eurogas’ oil and gas operations during 2001.

INTEREST EXPENSE

On an overall basis, the Company incurred interest expense of $14.1 million in 2002 compared with $14.6 million in 2001. Approximately 75% of the Company’s total interest expense, or $10.1 million, relates to the Company’s $150 million, 6.70% senior debentures issued in September 1997. Residual interest decreased slightly, although the benefit of lower interest rates were offset by increased average borrowing balances during the year.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization costs increased to $8.9 million from $6.4 million in the previous year, an increase of $2.5 million. Depletion of oil and gas properties in 2001 is only reflective of depletion since acquisition of Eurogas in the last quarter of 2001. This accounts for $1.6 million of the increase in amortization. The remaining increase is largely attributable to the business acquisitions completed by the wealth management division in 2002.

(in thousands of dollars)
	2002	2001
Capital assets	$6,859	$5,896
Bond issue costs	157	157
Oil and gas properties	1,893	303
	$8,909	$6,356

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares and Class B common shares outstanding during the period of 25,436,218 (2001 – 26,211,526).

Certain share options outstanding dilute the earnings per share calculation by increasing the weighted average number of Class A subordinate voting shares and Class B common shares outstanding at December 31, 2002 by 204,206 to 25,640,424. There were no dilutive securities in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at December 31, 2002 were $119.5 million compared with $118.0 million at the end of 2001. Additionally, approximately 12% of the market value of the Company’s portfolio is invested in liquid investments, including money market instruments, bonds and mutual funds. The Company’s main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. At December 31, 2002, all regulated entities complied with regulatory capital requirements and reported excess capital of over $30 million.

On September 24, 1997, the Company completed a public issue of $150 million, 6.70% senior debentures due September 24, 2007, generating cash proceeds to the Company, after issue costs, of $148 million. Subject to certain covenants, the debentures do not restrict the ability of the Company to raise additional equity capital or to incur additional unsecured debt, however, certain of the Company’s subsidiaries are restricted from incurring indebtedness in excess of specified amounts.

The Company and certain of its subsidiaries have various credit facilities established with Canadian chartered banks.

These credit facilities permit the Company to properly manage its resources in order to maintain sufficient liquidity to meet ongoing working capital requirements, service its debt, ensure compliance with regulatory capital requirements, fund the expansion of its current operations and pursue new business opportunities. Current operating facilities include:

•

A corporate revolving term credit facility of $30 million. Interest on the corporate facility is tiered in accordance with the Company’s debt rating on its senior debentures. At December 31, 2002, the Company had borrowed $27.9 million pursuant to this facility. On April 30, 2003, it is intended that this facility be renewed at $55 million.

•

Dundee Wealth also maintains an unsecured credit facility for $20 million with a Canadian chartered bank. At December 31, 2002, Dundee Wealth had borrowed $19.5 million pursuant to this facility. At maturity of the Dundee Wealth facility, scheduled for April 2003, the Dundee Wealth facility will not be renewed but will be replaced with a draw against a credit facility provided by Dundee Bancorp.

•

As a result of the acquisition of DynamicNova, a $22.3 million facility was renegotiated and transferred to DFML Holding Corp., a subsidiary of DWM. At the end of 2002, DMFL Holding Corp. had borrowed $22.3 million against this facility.

•

Dundee Securities, a 100% owned brokerage subsidiary of DWM has established a call loan facility with a Canadian chartered bank, primarily to facilitate the securities settlement process for both client and firm inventory positions. This facility is secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities.

The most significant uses of cash during 2002 include:

•

In August 2002, the Company paid cash of $10.7 million to acquire all the issued and outstanding shares of CFFG.

•

In October 2002, the Company settled the acquisition of DynamicNova in a share transaction. At acquisition, DynamicNova's cash position exceeded $11.8 million. Concurrent with the acquisition of DynamicNova, CDP subscribed for additional shares of DWM by investing $15.0 million in cash and by transferring $31.0 million of amounts receivable from DynamicNova to DWM. DWM also paid $2.5 million to purchase the minority shareholders' interest in DynamicNova.

•

Commissions associated with asset gathering activities were funded from internal sources at a cash requirement of $26 million. This permits the Company to retain 100% of the management fees associated with these new assets and to receive the tax benefit associated with the commission expense. The Company, however, in the expectation of higher levels of asset gathering, continuously monitors cash flows and is examining the use of outside sources of capital to meet the potential demand that would result from a sharp upswing.

The Company has agreed to provide DWM with a credit facility in the amount of $50 million or to alternatively provide the funds to Dundee Wealth for it, in turn, to provide funds to DWM. The amount outstanding under this facility will be increased by approximately $20 million following the repayment by Dundee Wealth of its credit facility to a Canadian chartered bank. The facility is expected to be drawn down to its maximum and possibly increased in connection with the proposed acquisition of IPC.

The Company will require capital to be set aside for its banking business plan at the time that the Office of the Superintendent of Financial Institutions Canada (“OSFI”) approves the Company’s application to incorporate a bank. It is expected that the capital requirements will initially approximate $10 million and then will vary based on the level of client deposits, nature of assets and other OSFI requirements.

Cash flow generated from management and advisory activities, together with the Company’s borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.

SHARE CAPITAL

The Company has a share incentive arrangement for employees. The share incentive arrangement and the impact on current reported net earnings are outlined in note 10 to the Company’s consolidated financial statements. In fiscal 2002, the Company issued a total of 421,899 Class A Subordinate voting shares, including 412,895 issued on the exercise of stock options, under the terms of the share incentive arrangement.

In March 2002, the Company applied for and obtained approval from The Toronto Stock Exchange to purchase its own shares for cancellation under a normal course issuer bid. During 2002, the Company purchased 866,667 Class A Subordinate Voting Shares for cancellation pursuant to its normal course issuer bid, or otherwise, at a total cash outlay by the Company of $12.7 million.

Early in 2002, the Company’s compensation committee approved the implementation of a Deferred Share Unit Plan (the “Plan”). The terms of the Plan provides for the awarding of units to certain senior officers of the Company at the discretion of the compensation committee. Each unit will entitle the senior executive to a predetermined number of Class A Subordinate Voting Shares of the Company to be released to the senior executive only at retirement or termination of employment.

OUTLOOK

Thus far, 2003 has proven very exciting in terms of major initiatives by some of our investee companies. We are expecting that the transactions that have been recently announced by Dundee Realty and Zemex will be completed in due course during the year. We further expect that the integration program that has already been underway within Dundee Wealth and its subsidiaries will continue successfully to increase efficiencies and reduce costs in the wealth management division.

DUNDEE BANCORP INC.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of Dundee Bancorp Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgments when appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee, which is comprised of three independent Directors, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Company’s consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements as at and for the year ended December 31, 2002 have been audited by Ernst & Young LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee. Comparative financial statements as at and for the year ended December 31, 2001 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 15, 2002.

Ned Goodman                                                                  Joanne Ferstman
President and                                                                   Vice President and
Chief Executive Officer                                                   Chief Financial Officer

Toronto, Ontario

March 31, 2003

DUNDEE BANCORP INC.

AUDITORS' REPORT

To the Shareholders of

DUNDEE BANCORP INC.,

We have audited the consolidated balance sheet of Dundee Bancorp Inc. as at December 31, 2002 and the consolidated statement of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 15, 2002.

Chartered Accountants

Toronto, Canada

March 31, 2003

DUNDEE BANCORP INC.

CONSOLIDATED BALANCE SHEETS
As at December 31, 2002 and 2001
(expressed in thousands of Canadian dollars)

	December 31, 2002	December 31,2001
ASSETS
Cash and short term investments	$119,467	$117,995
Brokerage securities owned (note 3)	12,201	10,613
Accounts receivable	48,830	39,281
Client accounts receivable	230,730	229,172
Investment portfolio (note 4)	428,925	441,324
Deferred sales commissions (note 5)	81,089	56,910
Capital and other assets (note 6)	278,750	154,837
TOTAL ASSETS	$1,199,992	$1,050,132

LIABILITIES
Bank indebtedness (note 7)	$7,374	$-
Accounts payable and accrued liabilities	61,977	46,289
Brokerage securities sold short (note 3)	4,845	2,094
Client deposits and related liabilities	260,711	269,615
Income taxes payable	613	2,344
Corporate debt (note 8)	238,628	203,799
Future income tax liabilities (note 12)	38,434	42,415
	612,582	566,556

NON CONTROLLING INTEREST (note 16)	108,444	37,721

SHAREHOLDERS' EQUITY
Share capital (note 9)
Common shares	331,514	340,109
Retained earnings	147,452	105,746
	478,966	445,855
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,199,992	$1,050,132

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

Director	Director

DUNDEE BANCORP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2002 and 2001
(expressed in thousands of Canadian dollars, except per share amounts)

	December 31,2002	December 31,2001
REVENUE
Management and administration fees	$130,460	$113,168
Redemption fees	10,410	10,463
Financial services	124,987	115,647
Oil and gas sales, net of royalties	6,896	981
	272,753	240,259
Investment income	10,942	8,421
	283,695	248,680
EXPENSES
Selling, general and administrative	125,558	119,348
Variable compensation	71,307	60,299
Trailer fees	22,973	19,566
Operating costs, oil and gas properties	2,037	434
	221,875	199,647
OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	61,820	49,033
Amortization of deferred sales commissions	34,571	37,262
Amortization of goodwill (note 15)	-	5,719
Depreciation, depletion and amortization	8,909	6,356
Interest expense	14,051	14,593
OPERATING EARNINGS (LOSS)	4,289	(14,897)
Share of earnings (losses) of equity accounted investees	2,252	(20,124)
Dilution gain (note 2)	75,680	-
Increase in investment provision to reflect decreases in value of investments	(9,265)	(31,379)
Income taxes (note 12)
Current	(10,861)	(2,451)
Future	3,413	10,353
Non controlling interest	(15,252)	1,533
NET EARNINGS (LOSS)	$50,256	$(56,965)

NET EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	$1.98	$(2.17)
Diluted earnings (loss) per share	$1.96	$(2.17)

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2002 and 2001
(expressed in thousands of dollars)

		Deferred
	Common	Acquisition	Retained
	Shares	Obligations	Earnings	Total
Balance, December 31,2000	$346,475	$-	$163,462	$509,937
Net loss for the year	-	-	(56,965)	(56,965)
Change in opening retained earnings to account for change
in accounting policy of equity accounted investees	-	-	701	701
Issuance of Class A subordinate shares for cash, net of costs	714	-	-	714
Issuance of Class A subordinate shares for non-monetary consideration	625	-	-	625
Deferred business acquisition obligations (note 9)	-	(1,083)	-	(1,083)
Acquisition of Class A subordinate shares for cancellation	(6,669)	-	(1,295)	(7,964)
Cancellation of options granted, net of tax	-	-	(157)	(157)
Unrealized dilution gains, net of tax	47	-	-	47
Balance, December 31,2001	341,192	(1,083)	105,746	445,855
Net earnings for the year	-	-	50,256	50,256
Goodwill impairment loss (note 15)	-	-	(3,948)	(3,948)
Change in opening retained earnings to account for changes in
accounting policies of equity accounted investees, net of tax (note 15)	-	-	(2,124)	(2,124)
Issuance of Class A subordinate shares for cash, net of costs	1,651	-	-	1,651
Cancellation of Class A subordinate shares in respect of
deferred business acquisition obligations (note 9)	(1,083)	1,083	-	-
Acquisition of Class A subordinate shares for cancellation	(10,246)	-	(2,478)	(12,724)
Balance, December 31,2002	$331,514	$-	$147,452	$478,966

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001
(expressed in thousands of Canadian dollars)

	December 31,2002	December 31,2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$50,256	$(56,965)
Non cash items in earnings (loss):
Depreciation,depletion and amortization	43,480	49,337
Net investment losses (gains)	2,653	(1,715)
Share of unremitted equity (earnings) losses	(2,252)	20,124
Dilution gain realized on reorganization (note 2)	(75,680)	-
Increase in investment provision to reflect decreases in value of investments	9,265	31,379
Future income taxes	(3,413)	(10,353)
Non controlling interest	15,252	(1,533)
Other	1,889	3,479
	41,450	33,753
Changes in:
Accounts receivable	1,846	5,421
Accounts payable and accrued liabilities	(3,190)	(10,577)
Bank indebtedness	7,374	(23,284)
Income taxes payable	(662)	(8,805)
Brokerage securities owned and sold short,net	1,163	(5,575)
Client accounts receivable,net of client deposits and related liabilities	(10,462)	48,341
CASH PROVIDED FROM OPERATING ACTIVITIES	37,519	39,274

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on dispositions of portfolio investments	12,510	16,758
Acquisitions of portfolio investments	(12,779)	(34,607)
Cash acquired in business acquisitions (note 2)	915	11,390
Sales commissions paid on distribution of mutual funds	(26,047)	(18,238)
Other	(15,209)	(13,391)
CASH USED IN INVESTING ACTIVITIES	(40,610)	(38,088)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in corporate debt	1,058	16,301
Issuance of Class A subordinate shares,net of costs	1,651	714
Issuance of shares in subsidiaries to non controlling interest	27,181	1,403
Redemption of subsidiary shares from non controlling interest	(12,556)	-
Dividends paid to non controlling shareholders	(264)	-
Issuance of shares in Eurogas to non controlling interest	217	-
Acquisition of Class A subordinate shares	(12,724)	(7,964)
Cancellation of options granted	-	(101)
CASH PROVIDED FROM FINANCING ACTIVITIES	4,563	10,353

NET INCREASE IN CASH DURING THE YEAR	1,472	11,539
Cash and short term investments, beginning of year	117,995	106,456
CASH AND SHORT TERM INVESTMENTS, END OF YEAR	$119,467	$117,995

Cash flows from operating activities include the following:
Interest paid	$13,637	$13,506
Taxes paid	$13,504	$13,419

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

(tabular dollar amounts in thousands of Canadian dollars)

Dundee Bancorp Inc. ("Dundee Bancorp" or the "Company") is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84% owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"). Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's interest in each of its major subsidiaries is 100% except for:

- its direct interest in Dundee Wealth which, at December 31, 2002 was 84% (2001 - 85%);

- its indirect interest in DWM Inc. ("DWM") which, at December 31, 2002 was 81.7% owned by Dundee Wealth (note 2); and

- Eurogas Corporation ("Eurogas") which, at December 31, 2002 and 2001 was 51%. The Company's exploration, development and production activities in Eurogas are conducted jointly with other entities and accordingly, the accounts reflect only the Company's proportionate interest in such activities.

All intercompany transactions have been eliminated in these consolidated financial statements.

USE OF ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND SHORT TERM INVESTMENTS

Cash and short term investments are carried at cost, which approximates fair value.

BROKERAGE SECURITIES OWNED AND SECURITIES SOLD SHORT

Brokerage securities owned and securities sold short are recorded at fair value, which is based on quoted market prices or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. For non-listed securities, fair value is based on management's estimates.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are carried at fair value with resulting gains and losses reported in current operations. The fair value of a derivative contract represents the amount the Company would have to pay a third-party to assume its obligations under the contract, or the amount a third-party would pay to receive the Company's benefits under the contract. Fair value for exchange traded options is based on quoted market prices. The Company's brokerage subsidiary primarily trades options on an agency basis.

CLIENT ACCOUNTS

In accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis. These transactions are recorded on a trade date basis. If transactions are conducted on a margin basis, whereby the Company's brokerage subsidiary extends credit to a client for the purchase of securities, the securities purchased and/or other securities in the client's account are held as collateral for the amounts loaned. Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses.

INVESTMENT PORTFOLIO

Investments in companies subject to significant influence are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee. Application of the equity method will result in the recognition of a dilution gain or loss if the Company's interest in the investment is diluted as a result, for example, of the issuance of additional shares by the investee.

Other investments are accounted for using the cost method unless it is determined by management that an impairment in value that is other than temporary has occurred, at which point a provision is recorded.

FINANCIAL INSTRUMENTS

The Company's investment portfolio includes publicly listed and privately issued securities. Changes in interest rates may indirectly affect the value of these securities. An investment, including an equity accounted investment, may be written down to reflect a decrease in the underlying net realizable value of the investment if, in the opinion of management, such decrease is other than temporary.

DEFERRED SALES COMMISSIONS

Deferred sales commissions consist of sales commissions paid to brokers and dealers on the sale of mutual fund units sold on a deferred sales charge basis. Commencing in the month they are paid, these costs are amortized on a straight-line basis over a five year period.

CAPITAL AND OTHER ASSETS

Exploration and Development Expenditures

Included in capital and other assets are deferred exploration and development expenditures incurred by the Company's 51% owned subsidiary, Eurogas. These expenditures are recorded by Eurogas pursuant to the full cost method of accounting. Under the full cost method, all costs related to the exploration for and development of oil and gas reserves are accumulated in separate country-by-country cost centres. Proceeds received from the disposal of properties are normally deducted from the full cost centres without recognition of a gain or loss. When a significant portion of properties is sold, a gain or loss is recorded and reflected in the consolidated statement of operations. Exploration and development expenditures are reported net of a provision for site restoration and abandonment costs.

Eurogas calculates a "cost ceiling" which limits the net book value of exploration and development expenditures to the undiscounted and unescalated estimated future net revenues from production of proven reserves based upon year end prices, plus the cost of unproven properties after deduction of expected associated future costs. Additional depletion is provided if the net book value of exploration and development expenditures exceed such future revenues.

Depreciation and depletion of oil and gas properties and equipment is computed using the unit-of-production method whereby the ratio of production to proven reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until quantities of proven reserves are found, or impairment occurs.

Eurogas annually evaluates costs of future well abandonment and site restoration for its properties.

The estimated costs are provided for by the unit-of-production method and are included in depreciation, depletion and amortization expense. Actual costs of well abandonment and site restoration are charged to the accumulated provision when incurred.

Pre-production Exploration Costs

Eurogas is currently engaged in a pre-production stage exploratory program in Tunisia and has capitalized all associated costs. The recovery of the capitalized costs is dependent on the economic viability of the project.

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets, including investment management contracts, which have been determined to have an indefinite life are no longer amortized. Previously, these assets were amortized on a straight-line basis over 20 years (note 15).

Corporate debt issue costs are amortized over the term of the debt.

Other Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining balance basis. Annual amortization rates adopted by the Company range from 10% to 35%.

Leasehold improvements are amortized on a straight-line basis over the lease terms.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund.

REVENUE RECOGNITION

Management and administration fees are generally calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis. The Company may also earn performance fees from these managed assets when their market appreciation exceeds established benchmarks. Performance fees are also recognized on an accrual basis.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commission of which was financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Financial services revenue, including securities transactions and related commission revenue and expenses, are recorded in the accounts on a trade date basis. Interest earned from client accounts and from securities owned or sold short is recognized as earned and has been included in financial services revenue.

Brokerage securities owned and securities sold short are recorded at fair value. Both realized and unrealized gains and losses from securities owned and securities sold short are included in the determination of net earnings.

Investment income includes interest and dividend income from investments carried at cost which are recognized as earned, and realized investment gains or losses in respect of the Company's investment portfolio.

INCOME TAXES

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates which are expected to be in effect when the underlying assets and liabilities are expected to be realized.

FOREIGN CURRENCY TRANSLATION

All foreign currency denominated amounts, including those of integrated foreign operations, are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items. Translation gains or losses are included in the determination of net earnings.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net earnings for the year by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares ("Class B Shares") outstanding during 2002 of 25,436,218 (2001 - 26,211,526).

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options by application of the treasury stock method. The weighted average number of shares outstanding during 2002, calculated on a diluted basis, would increase by 204,206. Because the Company incurred losses during 2001, options outstanding would be anti-dilutive.

RECLASSIFICATION OF 2001 AMOUNTS

Certain of the prior year amounts have been reclassified to conform with the basis of presentation adopted for 2002.

2. BUSINESS ACQUISITIONS

ACQUISITIONS COMPLETED IN THE YEAR ENDED DECEMBER 31, 2002

Acquisition of Canadian First Financial Group Inc. ("CFFG")

On August 2, 2002, Dundee Wealth completed a share purchase agreement whereby Dundee Wealth acquired all of the issued and outstanding shares of CFFG, a public financial services management company. The shares of CFFG were subsequently transferred to DWM as part of the reorganization described below. The acquisition has been accounted for as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair value on August 2, 2002. The total purchase price was $13,404,000 and was comprised of cash of $10,744,000 and additional obligations in the amount of $2,660,000. The amount by which the total purchase price exceeds the estimated fair value of the net assets acquired was $12,926,000 and has been included in "Capital and other assets" on the consolidated balance sheets (note 6). In accordance with the new provisions of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", this goodwill will not be amortized (note 15).
Estimated fair value of assets acquired,
net of liabilities assumed	$478
Aggregate purchase price	13,404

Goodwill	$12,926

Consolidated operating results for the year ended December 31, 2002 include the operating results of CFFG from the effective date of the acquisition, August 2, 2002.

Reorganization of Dundee Wealth and DWM and Subsequent Acquisition of DynamicNova Inc. ("DynamicNova")

On October 2, 2002, Dundee Wealth entered into various transactions with DWM pursuant to which substantially all of Dundee Wealth's assets and liabilities, including its 100% interest in its financial services and investment management subsidiaries were transferred to DWM. Concurrent with the transaction, DWM completed a share purchase agreement whereby it acquired all of the issued and outstanding shares of DynamicNova (formerly StrategicNova Inc.), an investment management company and manager of the DynamicNova Group of Mutual Funds. The acquisition has been accounted for in the books of the Company as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair value on October 2, 2002. The total purchase price was $88,069,000 and was satisfied by the issuance of shares of DWM with a value of $84,194,000 and additional obligations in the amount of $3,875,000. The Company has recorded transaction costs of $2,600,000 in respect of the acquisition, which amount, net of taxes, has been aggregated to the estimated fair value of the investment management contracts. Investment management contracts acquired have been determined to have an indefinite life and therefore, the related intangible asset is not subject to amortization (note 15).

Investment management contracts	$108,682
Estimated fair value of other assets acquired,
net of liabilities assumed	(18,389)
$90,293
Represented by:
Aggregate purchase price	$88,069
Transaction costs of $2,600,net of taxes of $376	2,224
$90,293

Consolidated operating results for the year ended December 31, 2002 include operating results of DynamicNova from the effective date of the acquisition, October 2, 2002.

Dilution Gain

As part of the DynamicNova transaction, DWM issued shares for cash and for the transfer, to DWM, of certain obligations previously owed by DynamicNova to its former majority shareholder. As a result, CDP Financial Services Inc. ("CDP") became an 18.3% shareholder of DWM, diluting Dundee Wealth's interest to 81.7%. In accordance with Canadian generally accepted accounting principles, Dundee Wealth is considered to have disposed of approximately 18.3% of its interest in DWM resulting in a dilution gain to Dundee Wealth of $74,403,000. The dilution gain has been included in current year's operating results.

Obligations and Other Liabilities in Respect of Business Acquisitions

The $3,875,000 and $2,600,000 additional obligations incurred as part of the acquisition of DynamicNova and the $2,660,000 additional obligations incurred as part of the acquisition of CFFG, are included in accounts payable and accrued liabilities. During 2002, the Company paid cash of $5,348,000 in partial settlement of these obligations.

ACQUISITIONS COMPLETED IN THE YEAR ENDED DECEMBER 31, 2001

Acquisition of Eurogas

In November 2001, the Company acquired in the open market and by way of a private transaction, an additional 3,754,200 common shares of Eurogas for cash consideration of $794,000 and settlement of amounts otherwise receivable by the Company totalling $969,000, bringing its total investment to 38,502,193 common shares or 51% of total common shares of Eurogas issued and outstanding. The total carrying value of Eurogas after the acquisition, including the Company's share of earnings and losses under the equity method of accounting, adjusted for tax, was $22,685,000. Subsequent to the transaction, the Company has accounted for its investment in Eurogas on a consolidated basis.

The consolidation of Eurogas has been accounted for as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair values as of November 22, 2001, the effective date of acquisition of control. A summary of the fair value of assets acquired is as follows:
Oil and gas properties	$29,763
Estimated fair value of other assets acquired,
net of liabilities assumed	12,454
Non controlling interest in subsidiaries of Eurogas	(1,418)
40,799
Attributable to non controlling shareholders of Eurogas	(18,114)
$22,685
Represented by:
Cash	$794
Settlement of amounts otherwise receivable
by the Company	969
Carrying value of Eurogas investment at
date of acquisition	20,922
$22,685

3. BROKERAGE SECURITIES OWNED AND SECURITIES SOLD SHORT

		2002		2001
	Securities	Securities	Securities	Securities
	Owned	Sold Short	Owned	Sold Short
Bonds and other debt instruments	$6,831	$1,554	$4,788	$892
Equities	5,370	3,291	5,825	1,202
	$12,201	$4,845	$10,613	$2,094

From time to time, the Company's brokerage subsidiary may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiary may incur a loss if the market value of these securities subsequently increases.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company's brokerage subsidiary trades in certain derivative instruments for the purpose of managing proprietary trading strategies or for the purpose of risk management.

The Company's brokerage subsidiary uses forward contracts to cover outstanding obligations in either Canadian or U.S. currency. Forward contract transactions involve the future delivery of an amount of a currency at a specified price at a specified time.

The following table discloses the outstanding contracts as at December 31, 2002 and 2001:
		2002		2001
	Buy	Sell	Buy	Sell
USD Forward Contracts	$2,677	$13,750	$1,802	$3,820

All forward contracts are generally short term in nature and mature within 30 to 120 days.

4. INVESTMENT PORTFOLIO

					2002						2001
	Year End		Non-			Year End		Non-
	Ownership	Listed	Quoted	Loans	Total	Ownership	Listed	Quoted		Loans	Total
Equity Accounted
Investments
Black Hawk
Mining Inc.	18%	$3,024	$-	$-	$3,024	19%	$4,079	$-	$	- $	4,079
Breakwater
Resources Ltd.	27%	25,465	-	-	25,465	29%	27,518	-		-	27,518
Dundee Realty
Corporation	45%	140,601	-	-	140,601	40%	137,949	-		-	137,949
Repadre Capital
Corporation	17%	20,866	-	-	20,866	22%	14,470	-		-	14,470
Zemex Corporation	39%	35,585	-	-	35,585	36%	36,481	-		-	36,481
Other		1,994	2,748	1,991	6,733		3,478	2,568		1,991	8,037
Marketable Securities		65,043	-	-	65,043		79,185	-		-	79,185
Other Portfolio Investments		95,298	12,189	24,121	131,608		94,702	14,270		24,633	133,605
		$387,876	$14,937	$26,112	$428,925		$397,862	$16,838		$26,624	$ 441,324

The fair market value of the investment portfolio as at December 31, 2002 approximates $440,000,000 (2001 - $423,000,000), determined using quoted market values for listed securities and carrying values for non-quoted securities and loans.

As at December 31, 2002, the Company has investments of $76,985,000 (2001 - $87,825,000) in investment products which are managed by a wholly owned subsidiary of Dundee Wealth. Transactions on these assets are conducted on the same basis as third-party investors.

INCOME FROM INVESTMENT PORTFOLIO

Income generated by the Company's merchant banking and investment portfolio includes:
	2002	2001
Interest,dividends and foreign exchange	$4,678	$6,706
Realized investment gains,net	6,264	1,715
	10,942	8,421

Share of losses of equity accounted investments	(847)	(19,400)
Gains (losses) from dilutions of interest in equity accounted investments	3,099	(724)
	2,252	(20,124)

Increase in investment provision to reflect decreases in value of investments	(9,265)	(31,379)
	$3,929	$(43,082)

5. DEFERRED SALES COMMISSIONS

	2002	2001
Deferred sales commissions,beginning of year	$56,910	$75,934
Commissions acquired in business acquisitions (note 2)	32,703	-
Commissions funded during the year	26,047	18,238
Amortization during the year	(34,571)	(37,262)
Deferred sales commissions,end of year	$81,089	$56,910

6. CAPITAL AND OTHER ASSETS

			2002	2001
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Capital assets	$60,042	$38,908	$21,134	$20,693
Goodwill	73,858	14,551	59,307	50,854
Investment management contracts	156,040	7,446	148,594	39,912
Oil and gas properties	39,418	2,195	37,223	30,369
Corporate debt issue costs	1,565	823	742	899
Other	11,783	33	11,750	12,110
	$342,706	$63,956	$278,750	$154,837

The following table summarizes oil and gas properties and capital expenditures thereon on a country-by-country basis:

	Canada	Spain	Tunisia	Total
Net book value at date of acquisition	$14,096	$4,702	$10,965	$29,763
Capital expenditures in 2001	435	37	436	908
Depletion	(302)	-	-	(302)
Net book value,December 31,2001	14,229	4,739	11,401	30,369
Capital expenditures during 2002	3,666	2,115	2,966	8,747
Depletion	(1,893)	-	-	(1,893)
Net book value,December 31,2002	$16,002	$6,854	$14,367	$37,223

7. BANK INDEBTEDNESS

The Company's brokerage subsidiary may borrow up to a maximum of $100,000,000 pursuant to a call loan facility established with a Canadian chartered bank, primarily to facilitate the securities settlement process for both client and firm inventory transactions. Amounts borrowed pursuant to this facility are collateralized by either unpaid client securities or securities owned by the Company. At December 31, 2002, the Company had $7,374,000 (2001 - nil) outstanding pursuant to this facility. During 2002, the Company paid interest on the outstanding call loan balance at interest rates between 2.75% and 3.50% on Canadian funds (2001 - 3.00% and 6.25%) and 1.88% on U.S. funds (2001 - between 2.38% and 6.63%).

8. CORPORATE DEBT

	2002	2001
Corporate
$150,000,000 - 6.70% senior debentures due September 24,2007	$149,781	$149,734
Revolving term credit facility,corporate	27,893	26,383
Subsidiary companies
Revolving term credit facility,Dundee Wealth	19,460	16,986
Revolving term credit facility,DMFL Holding Corp.	22,290	-
Income Trusts	12,680	7,641
Prime Trust	2,534	-
Notes payable	2,281	2,281
Other	1,709	774
	$238,628	$203,799

SENIOR DEBENTURES

On September 24, 1997, the Company issued $150,000,000 ten-year senior unsecured debentures (the "Debentures") at a discount of $3.09 per $1,000 principal amount. Net proceeds of the issue, after commissions and related expenses, were $147,977,000. The Debentures pay interest at 6.70% per annum, payable semi-annually in arrears on March 24 and September 24 of each year. The Debentures are redeemable in whole or in part at any time prior to maturity, at the option of the Company, at the higher of the par value of the Debentures or at a price calculated to provide a yield to maturity equal to the Government of Canada Yield at the time of the redemption plus 0.20%. At December 31, 2002, the fair value of the Debentures, based on quoted market values was $135,957,000 (2001 - $129,378,000).

REVOLVING TERM CREDIT FACILITIES, CORPORATE

On September 30, 2002, as amended, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, extending the expiry date to April 30, 2003. The credit facility provides for a tiered interest rate structure based on the Company's public debt rating on its Debentures. Based on the Company's current debt rating, Canadian dollar draws on the credit facility bear interest, at the Company's option, at either a Canadian chartered bank's prime lending rate, or Corporate Bankers' Acceptance rate plus 1% (previously 5/8 of 1%). United States dollar borrowings under the credit facility bear interest, based on the current debt rating on the Company's Debentures, at US Base Rate or, at the Company's option, at the London Inter-Bank Offer Rate plus 1%. The Company is subject to a standby fee of 1/4 of 1% on unused amounts under the facility. At December 31, 2002, $27,893,000 (2001 - $26,383,000) had been borrowed under the Company's credit facility. Interest rates paid by the Company on Canadian dollar draws during 2002 ranged between 3.75% and 4.50% (2001 - between 4.0% and 7.5%). The Company also borrowed through Corporate Bankers' Acceptances at rates during the year of between 2.12% and 3.03% (2001 - between 3.20% and 5.85%).

On November 15, 2001, the Company obtained a facility of US$6,500,000 to permit the Company to provide a letter of credit in respect of Breakwater Resources Ltd. Subsequent to December 31, 2002, the facility was further extended to January 31, 2004.

REVOLVING TERM CREDIT FACILITY, DUNDEE WEALTH

On September 30, 2002, as amended, Dundee Wealth temporarily renewed its $20,000,000 unsecured revolving term credit facility with a Canadian chartered bank, extending the expiry date to April 30, 2003. At maturity, the revolving term credit facility will not be renewed, but will be replaced with a draw against the credit facility provided by Dundee Bancorp in an amount sufficient to repay all amounts outstanding under the current unsecured credit facility.

Canadian dollar draws on the current credit facility bear interest, at Dundee Wealth's option, at either a Canadian chartered bank's prime lending rate, or Corporate Bankers' Acceptance rate plus 1%. The credit facility also provides for United States dollar borrowings at US Base Rate or, at Dundee Wealth's option, at the London Inter-Bank Offer Rate plus 1%. Dundee Wealth is subject to a standby fee of 1/4 of 1% on unused amounts under the credit facility. At December 31, 2002, $19,460,000 (2001 - $16,986,000) had been borrowed pursuant to Dundee Wealth's credit facility. Interest rates paid by Dundee Wealth on Canadian dollar draws during 2002 ranged between 3.75% and 4.50% (2001 - between 4.0% and 7.5%). Dundee Wealth also borrowed through Corporate Bankers' Acceptances at rates during the year of between 2.15% and 2.95% (2001 - between 2.24% and 5.85%).

REVOLVING TERM CREDIT FACILITY, DMFL HOLDING CORP.

As a result of the acquisition of DynamicNova (note 2), a $22,300,000 credit facility with a Canadian chartered bank was renegotiated on December 31, 2002 and transferred to a subsidiary of Dundee Wealth, DMFL Holding Corp. The amended credit facility is a 364-day revolving term facility maturing on January 1, 2004. The facility is subject to interest at prime plus 0.25% per annum and a standby fee of 0.1875% per annum. As at December 31, 2002, the subsidiary had borrowed $22,290,000 pursuant to the credit facility.

The facility is secured by way of a General Security Agreement on all of the assets of certain subsidiaries of the Company including the assets of Dynamic Mutual Funds Ltd. and DynamicNova. The facility is also secured by unsecured guarantees from Dundee Wealth and DWM.

INCOME TRUSTS

Infinity Income Trust and Multi-Fund Income Trust (the "Trusts") were formed for the purpose of financing the deferred sales commissions of Dynamic Focus+ Mutual Funds for the period from August 1, 1997 up to and including February 26, 1998 and the deferred sales commissions of certain DynamicNova Mutual Funds for the period from August 1, 1997 up to and including July 17, 1998. Amounts owed to the Trusts as at December 31 are detailed below:

	2002	2001
Secured notes	$9,146	$5,914
Participation certificates	3,534	1,727
	$12,680	$7,641

Interest on the secured notes is charged at 5.00% per annum. No interest is charged on the participation certificates. Certain subsidiaries of the Company have ceded part of their monthly management fee from the Dynamic Focus+ Mutual Funds or DynamicNova Mutual Funds, as applicable, calculated as 0.15% to 0.55% per annum of the net asset value of the units where the sales commissions were financed by the Trusts, to be applied against amounts outstanding. Repayments will be applied first to the interest, then to the secured notes, and finally to the participation certificates.

The repayment of the secured notes and participation certificates will continue to the earlier of April 30, 2013 or until there are no remaining mutual fund units financed by the Trusts. In the event that the monthly management fee ceded is insufficient to repay the secured notes and the participation certificates by April 30, 2013, any amounts outstanding will not be required to be repaid by the subsidiaries. Any redemption charges paid by the unitholders on redemption of mutual fund units will be applied to the repayment of the secured notes and the participation certificates. The secured notes are secured by a general security interest registered under the Personal Property Security Act in the accounts of certain mutual funds managed by the Company.

PRIME TRUST

From July 18, 1998 to July 26, 1999, deferred sales commissions of certain DynamicNova Mutual Funds were financed through Prime Trust, which is a securitization vehicle administered by a Canadian chartered bank. A subsidiary of the Company has ceded a portion of its monthly management fee from certain DynamicNova Mutual Funds, calculated as 1.40% per annum or, in the case of certain money market funds, 0.25% per annum, of the net asset value of the units where the sales commissions were financed by the Prime Trust, to be applied against amounts outstanding. The Prime Trust bears interest at 6.34% per annum plus the spread between the 30-day bankers' acceptance rate and the 30-day commercial paper rate.

9. SHARE CAPITAL

AUTHORIZED

The Company is authorized to issue an unlimited number of Subordinate Shares, an unlimited number of Class B Shares, an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

COMMON SHARES

Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes respectively, for each such share held. The Subordinate Shares and Class B Shares will participate equally, share for share, as to dividends. The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time. In the event of an offer to purchase the Class B Shares by a third-party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting such an offer.

PREFERENCE SHARES

First Preference Shares

Each series of first preference shares will rank on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares

Each series of second preference shares will rank junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.

Third Preference Shares

Each series of third preference shares will rank junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.

ISSUED AND OUTSTANDING
	Subordinate Shares		Class B Shares		Total
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31,2000	25,213,562	$ 297,418	1,059,121	$8,317	26,272,683	$ 305,735
Issued (redeemed) during the year
ended December 31,2001
Redeemed pursuant to issuer bid	(557,766)	(6,669)	-	-	(557,766)	(6,669)
Issuance of shares under the
employee Share Incentive Plan	43,802	746	-	-	43,802	746
Options exercised	55,000	593	-	-	55,000	593
Conversion from Class B shares
to Subordinate Shares	8,217	65	(8,217)	(65)	-	-
Total Share Capital
Outstanding December 31 ,2001	24,762,815	292,153	1,050,904	8,252	25,813,719	300,405
Issued (redeemed) during the year
ended December 31,2002
Redeemed pursuant to issuer bid	(866,667)	(10,246)	-	-	(866,667)	(10,246)
Issuance of shares under the
employee Share Incentive Plan	9,004	129	-	-	9,004	129
Cancellation of shares previously issued
in business acquisitions	(40,097)	(1,083)	-	-	(40,097)	(1,083)
Options exercised	412,895	1,522	-	-	412,895	1,522
Conversion from Class B shares
to Subordinate Shares	1,607	13	(1,607)	(13)	-	-
Outstanding December 31,2002	24,279,557	$ 282,488	1,049,297	$8,239	25,328,854	290,727
Dilution gain,net of tax						40,787
Total Share Capital
Outstanding December 31,2002						$ 331,514

OBLIGATIONS AND OTHER LIABILITIES IN RESPECT OF BUSINESS ACQUISITIONS

The Company issued a total of 83,015 Subordinate Shares as partial consideration pursuant to the terms of a business acquisition completed in May 1998. These shares were subject to an escrow agreement and were to be released in each of the four years following the date of acquisition, subject to achieving predefined income levels in the organization acquired. During 2001, the Company determined that it expects to cancel a total of 40,097 Subordinate Shares due to these income levels not being achieved. Accordingly, the Company has reduced the carrying value of its goodwill associated with this investment by $1,083,000, being the value of the 40,097 Subordinate Shares originally issued. This amount has been included as a reduction in shareholders' equity.

DILUTION GAIN

As a result of a reorganization and subsequent business acquisitions completed in 1999 and 2000, the Company's investment in Dundee Wealth was diluted from 100% to approximately 85%. For financial reporting purposes, the Company is considered to have disposed of approximately 15% of its interest in Dundee Wealth resulting in a dilution gain of approximately $40,787,000, net of taxes of $20,429,000. This dilution gain was recorded directly to shareholders' equity.

RETAINED EARNINGS

During 2002, the Company purchased for cancellation 866,667 Subordinate Shares (2001 - 557,766) having an aggregate stated capital of $10,246,000 (2001 - $6,669,000). The difference between the purchase price of $12,724,000 (2001 - $7,964,000) and the stated capital has been charged to retained earnings.

10. SHARE BASED COMPENSATION

Certain employees of the Company and its subsidiaries may be entitled to participate in the Company's Share Incentive Plan. The Share Incentive Plan consists of a share purchase plan, a share bonus plan and a share option plan.

SHARE PURCHASE PLAN

Under the share purchase plan, eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company from treasury. The Company may match up to the full amount of each participant's contribution to the share purchase plan such contribution being used either to purchase common shares in the open market or to issue additional shares from treasury.

During 2002, participants contributed $129,000 (2001 -$121,000) to the share purchase plan and received 9,004 (2001 - 7,715) Subordinate Shares issued from treasury. The Company recognized compensation expense of $129,000 (2001 - $121,000) in respect of the share purchase plan, the entire amount of which was used to purchase Subordinate Shares in the open market.

As at December 31, 2002, a maximum of 660,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan, an aggregate of 319,590 have been issued and an aggregate of 340,410 Subordinate Shares remain available for issue from treasury.

SHARE BONUS PLAN

The share bonus plan permits Subordinate Shares of the Company to be issued from treasury as a discretionary bonus to eligible participants from time to time on terms established in accordance with the Share Incentive Plan. During 2001, with the approval of the compensation committee of the Company, a total of 27,000 Subordinate Shares were issued to eligible participants and the Company recognized bonus compensation expense of $456,000. There were no awards made pursuant to the share bonus plan during the year ended December 31, 2002.

As of December 31, 2002, a maximum of 500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan, an aggregate of 67,000 have been issued and an aggregate of 433,000 Subordinate Shares remain available for issue from treasury of which 5,000 have been conditionally awarded.

SHARE OPTION PLAN

Under the share option plan, Dundee Bancorp may issue options to purchase Subordinate Shares to eligible participants. The exercise price per common shares may not be less than the closing price of the common shares on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted. Each option currently outstanding becomes exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant. Current options outstanding expire 10 years from the date of grant.

The total number of share options cannot exceed 4,000,000. Options to purchase an aggregate of 2,484,169 Subordinate Shares of Dundee Bancorp were outstanding as at December 31, 2002, an aggregate of 798,996 have been exercised and an aggregate of 716,835 Subordinate Shares remain available for grant of options under the share option plan.

A summary of the status of the Company's share option plan as at December 31, 2002 and 2001, and the changes during the years then ended is presented below:
		2002		2001
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding,beginning of year	2,948,732	$14.50	3,007,605	$14.45
Granted	35,000	$15.40	125,000	$14.05
Exercised	(412,895)	$3.69	(83,052)	$10.80
Cancelled	(86,668)	$21.32	(100,821)	$15.49
Outstanding,end of year	2,484,169	$16.07	2,948,732	$14.50
Exercisable at December 31	2,250,834	$16.20	2,384,619	$14.46

Options outstanding as at December 31, 2002 are as follows:
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.50 to $7.13	50,000	$5.55	0.39	50,000
$8.63 to $13.15	401,501	$9.95	2.78	358,167
$14.00 to $17.75	1,799,168	$15.53	5.54	1,609,167
$27.25 to $40.75	233,500	$33.06	4.87	233,500

SHARE INCENTIVE PLANS OF DUNDEE WEALTH

Dundee Wealth has established a share incentive plan for employees, officers and directors of Dundee Wealth and its subsidiaries and a share incentive plan for independent financial advisors and service providers of, and consultants to Dundee Wealth. Each of the share incentive plans consists of a share purchase plan, a share bonus plan, a share option plan and a deferred share bonus plan. During 2002, Dundee Wealth recognized compensation expense of $2,484,000 (2001 - $2,131,000) in respect of these plans (note 15).

11. CONTINGENCIES AND COMMITMENTS

LEASE COMMITMENTS

The Company and its subsidiaries have lease agreements for premises pursuant to which future minimum lease payments, exclusive of operating costs and realty taxes, are as follows:

2003	$6,394
2004	4,464
2005	4,234
2006	3,818
2007	3,202
Thereafter	7,551
$29,663

GUARANTEES AND LETTERS OF CREDIT

The Company has issued guarantees and letters of credit totalling approximately $11,268,000 at December 31, 2002 (2001 - $11,350,000) to cover potential indebtedness of certain companies. Included in the amount is a letter of credit for US$6,500,000 issued to the banking syndicate of Breakwater Resources Ltd. to increase its loan facility. The letter of credit amount, if drawn, will rank pari passu with the bank's fixed asset security for its loan to Breakwater Resources Ltd.

SHAREHOLDERS' AGREEMENT

Pursuant to a shareholders' agreement between the Company, CDP, Dundee Wealth and DWM, CDP has the right, in certain circumstances, to require DWM, Dundee Wealth or Dundee Bancorp to purchase for cash all or part of its shares in DWM at fair market value.

SUPPORT AGREEMENTS

The Company and certain of its subsidiaries have entered into support agreements, pursuant to which the companies agree to comply with the covenants and provisions of the Company's $150,000,000 trust indentures, and to indemnify Dundee Bancorp with respect to all losses, costs and expenses arising from a breach of such agreements. The obligations to Dundee Bancorp are secured by substantially all of the assets of Dundee Wealth and certain of its subsidiaries, which in certain cases, are subordinate to the security interest in favour of a Canadian chartered bank.

MERGER AGREEMENT WITH IPC FINANCIAL NETWORK INC. ("IPCFN")

On December 26, 2002, Dundee Wealth entered into a merger agreement with IPCFN with the intention that IPCFN amalgamate with a wholly owned subsidiary of Dundee Wealth. The transaction is subject to a number of conditions and is scheduled to close in April 2003. Shareholders of IPCFN will receive a combination of cash, Dundee Wealth common shares and Dundee Wealth preference shares as consideration, with the result that IPCFN will initially become a wholly owned subsidiary of Dundee Wealth. The aggregate purchase price payable to IPCFN shareholders will approximate $118,700,000 and will include cash and other obligations to be settled in cash immediately following closing approximating $33,300,000.

CONTINGENT LIABILITIES

The Company is a defendant in various legal actions. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that adequate provisions have been made for any liabilities, and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

12. INCOME TAXES

The Company's income tax provision (recovery) differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:
	2002	2001
Combined Canadian federal and provincial statutory income tax rate of 39% (2001 - 42%)	$(790)	$(27,715)
Non deductible expenses	6,638	3,885
Non taxable revenues	(3,664)	-
Adjustment to carrying value of future tax assets relating to loss carry forwards	581	1,824
Benefit of foreign losses not recognized	2,261	22,258
Effect of expected income tax rate reductions on future income tax assets and liabilities	-	(6,426)
Remeasurement of rates applied to future tax assets and liabilities	697	-
Other	1,725	(1,728)
Income tax provision (recovery)	$7,448	$(7,902)

Significant components of the Company's future income tax assets and liabilities as at December 31, 2002 and 2001 are as follows:
	2002	2001
Future income tax assets
Tax loss carry forwards	$13,360	$14,641
Capital assets	4,478	2,913
Other	10,146	6,504
	27,984	24,058
Future income tax liabilities
Investment portfolio,including equity accounted investments	21,623	31,244
Unrealized dilution gain on reorganization	9,220	9,219
Deferred sales commissions	25,829	20,244
Oil and gas properties	2,675	2,675
Management contracts	395	417
Other	6,676	2,674
	66,418	66,473
Net future income tax liability	$38,434	$42,415

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that these future income tax assets will be realized.

13. SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

THE WEALTH MANAGEMENT DIVISION

The wealth management segment includes the operating results and net assets of the Company's financial service subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, DynamicNova, Dynamic Power and Dynamic Focus+ Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, Canada Dominion Resources Limited Partnerships, high net worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

CORPORATE AND INVESTMENT PORTFOLIO ACTIVITIES

Corporate and investment portfolio activities include various revenues and expenses incurred at the corporate level, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Investment activities carried on by certain foreign subsidiaries are included in this segment.

INTERNATIONAL OPERATIONS

The Company's international activities are carried out through several wholly owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.
		Wealth	Corporate and
SEGMENTED ASSETS		Management	Investment Portfolio			International		TOTAL
As at December 31,	2002	2001	2002	2001	2002	2001	2002	2001
Cash and short term investments	$103,071	$95,194	$5,657	$2,721	$2,206	$8,735	$ 110,934	$ 106,650
Brokerage securities owned	12,201	10,613	-	-	-	-	12,201	10,613
Accounts receivable	37,874	33,433	2,663	3,026	4,376	1,570	44,913	38,029
Amounts due from subsidiaries	-	-	46,127	43,196	-	-	46,127	43,196
Client accounts receivable	230,730	229,172	-	-	-	-	230,730	229,172
Investment portfolio	12,412	13,097	416,313	428,027	-	-	428,725	441,124
Deferred sales commissions	81,089	56,910	-	-	-	-	81,089	56,910
Capital and other assets	218,505	92,427	20,210	25,295	2,812	6,746	241,527	124,468
Total Assets	$695,882	$530,846	$490,970	$502,265	$9,394	$17,051	1,196,246	1,050,162
Intersegment assets							(46,127)	(43,196)
Oil and gas properties
and associated assets							49,673	42,966
Residual carrying value
of investment in India							200	200
							$1,199,992	$1,050,132

		Wealth	Corporate and
SEGMENTED LIABILITIES		Management	Investment Portfolio			International		TOTAL
As at December 31,	2002	2001	2002	2001	2002	2001	2002	2001
Bank indebtedness	$7,374	$-	$-	$-	$-	$-	$7,374	$-
Accounts payable and
accrued liabilities	46,784	34,725	11,936	7,483	460	364	59,180	42,572
Brokerage securities sold short	4,845	2,094	-	-	-	-	4,845	2,094
Client deposits and
related liabilities	260,711	269,615	-	-	-	-	260,711	269,615
Income taxes payable	(82)	5,536	695	(3,192)	-	-	613	2,344
Amounts due to parent	9,216	12,587	-	-	36,911	30,603	46,127	43,190
Corporate debt	57,360	24,627	180,729	179,172	-	-	238,089	203,799
Future income tax liability	4,282	7,798	33,600	35,603	-	-	37,882	43,401
Total Liabilities	$390,490	$356,982	$226,960	$219,066	$37,371	$30,967	654,821	607,015
Intersegment liabilities							(46,127)	(43,196)
Oil and gas properties
and associated liabilities							2,505	737
Expected liabilities associated with
discontinued operations in India							1,383	2,000
							$612,582	$566,556

		Wealth	Corporate and
SEGMENTED EARNINGS (LOSS)		Management	Investment Portfolio			International		TOTAL
For the years ended December 31,	2002	2001	2002	2001	2002	2001	2002	2001
Revenue	$266,848	$235,256	$7,099	$16,388	$3,150	$3,719	$277,097	$255,363
Expenses	256,430	234,867	17,998	22,883	4,638	4,886	279,066	262,636
Amortization of goodwill	-	4,463	-	777	-	479	-	5,719
OPERATING (LOSS) EARNINGS	10,418	(4,074)	(10,899)	(7,272)	(1,488)	(1,646)	(1,969)	(12,992)
Other items:
Equity earnings (loss)	-	-	2,252	(20,124)	-	-	2,252	(20,124)
Investment provision	(793)	(939)	(8,472)	(22,487)	-	-	(9,265)	(23,426)
(LOSS) EARNINGS BEFORE TAXES	$9,625	$(5,013)	$(17,119)	$(49,883)	$(1,488)	$(1,646)	(8,982)	(56,542)
Dilution gain							75,680	-
Oil and gas properties							6,258	51
Discontinuance of operations
in India							-	(9,909)
Income taxes
Current							10,861	2,451
Future							(3,413)	(10,353)
Non controlling interest							15,252	(1,533)
							$50,256	$(56,965)

14. FINANCIAL INSTRUMENTS

In the normal course of business, subsidiaries of Dundee Wealth may enter into various derivative instrument contracts to meet the needs of customers, earn trading income, and manage the subsidiaries' exposure to market risk. Each type of contract will limit, or give rise to varying degrees and types of risk including credit risk, market risk and interest rate risk.

CREDIT RISK

Credit risk arises from the potential for a counterparty to default on a contractual obligation. Certain of Dundee

Wealth's subsidiaries are exposed to the risk that in the event of counterparty default, prevailing market conditions are such that the Company would incur a loss in replacing the defaulted transaction. Dundee Wealth's subsidiaries limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy. For exchange traded products, exposure to credit risk is limited, as these transactions are standardized contracts executed on established exchanges and subject to daily settlement of variation margins. Written options also have no credit risk as the counterparty has already performed in accordance with the terms of the contract through an up front payment of the premium.

Certain of the Company's other activities are subject to the risk of counterparty non-performance. In connection with these activities, the Company enters into securities borrowing and lending arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company seeks to control the risks associated with client activities by monitoring credit exposures, limiting transactions with specific clients, and by primarily requiring settlement of securities transactions on a cash basis or delivery against payment. Clients purchasing securities on margin must maintain collateral in their client accounts in accordance with regulatory guidelines.

The Company's exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

MARKET RISK

The Company is exposed to the risk of loss resulting from changes in prices of financial instruments in markets in which the Company participates such as the interest rate, equity, and to a lesser extent, foreign exchange markets. As financial instruments held for trading are recognized at market values, these changes affect reported earnings (loss) as they occur.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company does not hedge its exposure to interest rate risk as it is minimal.

15. CHANGES IN ACCOUNTING POLICIES

GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Previously, these assets were amortized on a straight-line basis over 20 years.

The effects of the above change in accounting policy to the consolidated financial statements had the requirements of Section 3062 been applied retroactively to 2001 would be as follows:

	2002	2001
Reported earnings (loss)	$50,256	$(56,965)
Add back amortization of goodwill and other intangible assets,net of tax	-	5,419
Net earnings (loss) adjusted for amortization of goodwill and other intangible assets	$50,256	$(51,546)

As previously reported
Basic earnings (loss) per share	$1.98	$(2.17)
Diluted earnings (loss) per share	$1.96	$(2.17)

Adjusted for amortization of goodwill and other intangible assets
Basic earnings (loss) per share	$1.98	$(1.97)
Diluted earnings (loss) per share	$1.96	$(1.97)

The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. During the first six months of 2002, the Company assessed the carrying value of goodwill and other intangible assets as at December 31, 2001 by applying fair-value-based tests and determined that it was appropriate to reduce the carrying value of goodwill related to certain of its international activities by $3,948,000. In accordance with provisions of the new section, the Company reduced its opening retained earnings as at January 1, 2002 by this amount. The Company applied these same fair-value-based tests to its carrying value in goodwill and other intangible assets as at December 31, 2002 and determined that there has not been any further impairment.

Certain equity accounted investees applied the new requirements of this section to the carrying value of their goodwill as at December 31, 2001 and determined that it would be appropriate to recognize an impairment. The impairment was recorded as an adjustment to opening retained earnings of the equity accounted investee on January 1, 2002. Dundee Bancorp recorded its proportionate interest in this impairment, net of tax, against Dundee Bancorp's opening retained earnings as at January 1, 2002.

CHANGES IN ACCOUNTING POLICIES ADOPTED BY EQUITY ACCOUNTED INVESTEES

An equity accounted investee of the Company has adopted the new CICA recommendation for the elimination of the deferral and amortization of unrealized gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the current reporting period. This same investee has amended its policy for revenue recognition on sales of inventory. Under the new method, revenue is recognized upon delivery of inventory to third party customers. Previously, revenue was recognized at the time of production. The effect of these changes in accounting policies is to reduce January 1, 2002 opening retained earnings in the equity accounted investee. Dundee Bancorp has recorded its proportionate interest in this reduction, net of tax, against Dundee Bancorp's retained earnings as at January 1, 2002.

Cumulative Effects of Accounting Changes to Opening Retained Earnings
Change in accounting policies,equity accounted investees	$(2,124)
Goodwill impairment adjustment	$(3,948)

ACCOUNTING FOR STOCK BASED COMPENSATION

Effective January 1, 2002, the Company prospectively adopted the requirements of CICA Handbook Section 3870, "Stock Based Compensation". This section requires the use of fair-value-based methods to account for certain types of share-based compensation arrangements. The impact to reported earnings of adopting the new standard is as follows:

Share Option Plans

Awarding of share options under current terms and conditions will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. Under Section 3870, the Company is allowed to continue its existing policy of not recording compensation cost on the grant of share options to employees, with the addition of pro forma information.

The Company is obliged by the CICA to provide pro forma earnings and other related information for employee share options by using an option-pricing model that includes volatility. Fair value of options for pro forma purposes has been determined using the Black-Scholes option-pricing model using management's best estimates as further detailed in the table below:
	Equity
	Accounted	Dundee		Dundee
For the year ended December 31, 2002	Investees	Wealth	Eurogas	Bancorp	Total
Risk Free Rate of Return		5.11%	5.00%	5.46%
Dividend Yield		0.00%	0.00%	0.00%
Volatility Factor		45.26%	74.20%	41.93%
Weighted Average Expected Option Life (years)		6	5	6

Earnings,as reported					$50,256
Calculated Valuation of Options	$(276)	$(265)	$(52)	$(92)	(685)
Non Controlling Interest					70
Pro Forma Earnings					$49,641

Pro Forma Basic Earnings per Share					$1.95
Pro Forma Diluted Earnings per Share					$1.94

Share Bonus Plans and Reserved Share Arrangements

From time to time, employees of Dundee Wealth's operating subsidiaries may be granted awards by the compensation committee of Dundee Wealth that would entitle the employee to receive common shares of Dundee Wealth if certain conditions are met. Previously, Dundee Wealth recognized the associated expense of these awards when the conditions of issue were met. The new requirements result in recognition of compensation expense as follows:

- in the case of shares awarded conditional on the employees' continuing employment until specified dates, compensation expense will be recognized evenly over the period between the date of grant of the award and the specified date; and

- in the case of shares awarded conditional on employees achieving certain production levels, then pro-rated based on production levels reached during the reporting period relative to the target production level.

During 2002, Dundee Wealth recognized $400,000 of compensation expense in respect of these awards.

16. SUBSEQUENT EVENTS

On January 1, 2003, Dynamic amalgamated with DynamicNova and several subsidiaries of DynamicNova. Dynamic is the manager of each of the Dynamic and DynamicNova Mutual Funds.

In February 2003, a subsidiary of the Company entered into an agreement pursuant to which it will acquire the remaining 49% interest in the Canada Dominion Group of Companies which it did not already own. The transaction was completed effective March 28, 2003.

QUARTERLY FINANCIAL INFORMATION (unaudited)
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			YTD
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

REVENUE
Management and
administration fees	$28,888	$ 28,619	$ 30,839	$ 28,168	$ 27,086	$ 26,926	$ 43,647	$ 29,455	130,460	$113,168
Redemption fees	2,319	2,936	2,394	2,832	2,041	2,401	3,656	2,294	10,410	10,463
Financial services	30,213	32,834	36,200	28,627	26,372	22,658	32,202	31,528	124,987	115,647
	61,420	64,389	69,433	59,627	55,499	51,985	79,505	63,277	265,857	239,278
Investment income (loss)	1,218	4,557	2,563	713	770	4,184	6,391	(1,033)	10,942	8,421
Oil and gas sales,net
of royalties	1,383	-	1,966	-	1,327	-	2,220	981	6,896	981
	64,021	68,946	73,962	60,340	57,596	56,169	88,116	63,225	283,695	248,680
EXPENSES
Selling,general
and administrative	28,523	27,437	32,388	30,279	27,851	31,353	36,796	30,279	125,558	119,348
Variable compensation	17,275	18,880	20,367	13,469	16,090	11,503	17,575	16,447	71,307	60,299
Trailer fees	5,047	5,202	5,040	4,835	5,130	4,807	7,756	4,722	22,973	19,566
Operating costs,oil and
gas properties	430	-	453	-	581	-	573	434	2,037	434
	51,275	51,519	58,248	48,583	49,652	47,663	62,700	51,882	221,875	199,647
OPERATING EARNINGS
BEFORE INTEREST,
TAXES AND OTHER
NON CASH ITEMS	12,746	17,427	15,714	11,757	7,944	8,506	25,416	11,343	61,820	49,033
Amortization of deferred
sales commissions	8,163	10,169	7,718	9,419	7,260	9,029	11,430	8,645	34,571	37,262
Amortization of goodwill	-	1,448	-	1,419	-	1,436	-	1,416	-	5,719
Depreciation,depletion
and amortization	1,876	1,337	2,429	1,472	2,108	1,610	2,496	1,937	8,909	6,356
Interest expense	3,167	3,418	3,266	3,931	3,352	3,634	4,266	3,610	14,051	14,593
OPERATING
EARNINGS (LOSS)	(460)	1,055	2,301	(4,484)	(4,776)	(7,203)	7,224	(4,265)	4,289	(14,897)
Share of earnings
(losses) of equity
accounted investments	2,871	594	6,034	967	(2,007)	(34,379)	(4,646)	12,694	2,252	(20,124)
Dilution gain	-	-	-	-	-	-	75,680	-	75,680	-
Increase in investment
provision to reflect
decreases in value
of investments	-	-	-	-	(3,973)	(18,622)	(5,292)	(12,757)	(9,265)	(31,379)
Income taxes
Current	4,311	3,574	2,329	4,265	2,232	(148)	1,989	(5,240)	10,861	2,451
Future	(3,303)	(908)	1,614	(4,354)	(5,205)	(677)	3,481	(4,414)	(3,413)	(10,353)
Non controlling interest	84	85	238	(282)	(477)	(647)	15,407	(689)	15,252	(1,533)
NET EARNINGS (LOSS)	$1,319	$ (1,102)	$ 4,154	$ (3,146)	$ (7,306)	$ (58,732)	$ 52,089	$ 6,015	$ 50,256	$(56,965)

DUNDEE BANCORP INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In May 1995, The Toronto Stock Exchange (the “TSX”) adopted a by-law (the “TSX By-law”) with respect to the corporate governance of listed companies which contains a set of guidelines which are intended to assist listed companies in their approach to corporate governance. Although the TSX By-law does not require listed companies to comply with these guidelines, listed companies must annually disclose their approach to corporate governance. In November 2001, a new Joint Committee on Corporate Governance released its Final Report “Beyond Compliance:  Building a Governance Culture” and, in April and November 2002, the TSX published certain proposed amendments (the “Proposed Amendments”) to the TSX By-law incorporating certain amendments from this report. As of May 2, 2003, the Proposed Amendments had not yet formally been implemented.

The directors of the Company (the “Board”) have been reviewing the Company’s governance practices in response to the Proposed Amendments and the United States Sarbanes-Oxley Act of 2002 (“SOX”). As the Company has certain filing requirements in the United States, it must comply with certain provisions of SOX. The U.S. Securities and Exchange Commission has issued rules and regulations to give effect to certain provisions of SOX. As the Proposed Amendments and provisions of SOX come into effect, the Company’s corporate governance practices will be reassessed and any necessary changes will be made.

A number of changes have been made to the Company’s corporate governance structure since its last published annual report on the recommendations of the Corporate Governance Committee and with the approval of the Board. Certain of these changes are highlighted below and reviewed in more detail in the guidelines below:

- enhanced the Company's disclosure as it pertains to corporate governance by

        - including a directors' attendance record and all securities holdings of directors in the Company's management proxy circular and including directors' biographies in the Company's management proxy circular and annual report,

        - including additional information relating to the Company's outstanding options in the Company's management proxy circular, and

        - including disclosure relating to fees paid to the Company's external auditors for audit and non-audit services;

• reconstituted the committees of the Board so that all of the committees of the Board are comprised solely of outside and “unrelated” directors;

• reviewed the compensation of the directors, implemented equity ownership guidelines for the directors and implemented a deferred share unit plan to, among other things, encourage and allow increased equity participation by the directors of the Company and better align the interests of directors and shareholders and encouraged directors of the Company to receive at least 50% of their fees in units under such plan;

• proceeding with formalizing the process to evaluate the Board and individual directors;

• implemented a policy pursuant to which the Board meets, on a regular basis usually at the conclusion of Board meetings, without the management directors;

• completed a review of certain policies of the Company including the Company’s insider trading/blackout policy and the Company’s communications policy with a view to updating these policies;

• continued the formalization of the directors’ orientation program by introducing a Directors’ Information Guide; and

• introduced electronic and telephone voting for all registered and non-registered shareholders for the Company’s annual meeting.

The following disclosure sets out the Company’s approach to corporate governance including certain of the Proposed Amendments:

1.

The Board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship responsibility, should assume responsibility for certain matters which are noted below:

The Board, directly and through its committees, carries out its functions as proxy for the shareholders and stakeholders of the Company with the objective of enhancing shareholder value consistent with its social responsibilities. The Board operates pursuant to the mandate set out in the Business Corporations Act (Ontario), which is to institute and monitor the policies and procedures by which the Company operates its business and to act with a view to the best interests of the Company and its shareholders. The Board, together with management of the Company, establish these policies and procedures and the Board reviews and assesses the execution by management of its objectives and the results obtained. The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. The Board expects that management of the Company will be responsible for the effective, efficient and prudent management of the Company subject to the Board’s overall stewardship responsibilities.

To facilitate the fulfillment of certain of its responsibilities and to assist its decision making, the Board has formed the Audit Committee, the Compensation Committee and the Corporate Governance Committee of the Board to review in greater depth and to fulfill specific areas of the Board’s mandate. These committees are appointed annually and function in accordance with written mandates approved annually by the specific committee and the Board. In addition, the Board may appoint from time to time other committees as may be necessary.

1. (a) Adoption of a strategic planning process;

Management of the Company reviews with the Board on an ongoing basis its strategic plan and direction for the Company. At each meeting of the Board, the Board receives from management of the Company update reports on the status of the business and operations of the Company including the principal opportunities and risks of the Company’s business and plans. The Board approves all major undertakings of the Company and receives updates and reports with respect to how such undertakings fit into the strategic plan of the Company.

1. (b) The identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

Inherent in the Board’s supervision of the strategic direction and operating performance of the Company is the identification, understanding and monitoring of the principal risks of the Company’s business, the integrity of corporate internal control procedures and the overview of management’s implementation of systems to manage and minimize those risks. The Audit Committee reviews regularly and reports to the Board on risk management policies and procedures, credit and operational risk, where applicable, and internal control procedures.

1. (c) Succession planning, including appointing, training and monitoring senior management;

The President and Chief Executive Officer of the Company evaluates senior management on an ongoing basis and reports to the Board when necessary. The Corporate Governance Committee reviews, as necessary, succession planning matters with the President and Chief Executive Officer of the Company. In addition, one of the specific mandates of the Chairman of the Company is to review together with the Corporate Governance Committee, succession planning matters within the Company.

1. (d) A communications policy for the Company; and

The Board reviews and approves the contents of the Company’s major disclosure documents including audited and unaudited financial statements, management’s discussion and analysis, annual information form and management proxy circular.

The Board has established that communications with the stakeholders of the Company is to be undertaken solely by the Chief Executive Officer of the Company or as delegated by him. The Board does not communicate with either the investment community or stakeholders directly. The Corporate Governance Committee and, where necessary, the Board, reviews this communications policy of the Company with its stakeholders as necessary to ensure its effectiveness. Procedures are in place to ensure that timely, factual and accurate information is provided by the consolidated subsidiaries of the Company to the senior management of the Company and by the Company to the public. The Company believes that such disclosure controls and procedures are effective. The Company is in the process of formalizing its communications and disclosure policy which will be presented to the Corporate Governance Committee and then the full Board for approval.

The Company endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. The Company also maintains a web site that provides investor relations information including summary information on the Company and ready access to press releases and other regulatory filings. Although the Company does not have an investor relations department, all shareholder or investment community inquiries which may be received by phone, fax, email (investor@dundeebancorp.com) or through the Company’s website are directed to the Corporate Secretary and Chief Financial Officer of the Company. It is the Company’s policy that every shareholder inquiry is responded to promptly by the appropriate officer of the Company.

1. (e) The integrity of the Company’s internal control and management information systems.

Management of the Company is responsible for the design, implementation and maintenance of effective internal controls and information systems and reporting to the Audit Committee and the Board with respect to the adequacy and effectiveness of such systems. The Board is responsible for ensuring that management of the Company has fulfilled this responsibility.

The recent enactments of certain provisions of SOX require annual certification by the Chief Executive Officer and the Chief Financial Officer that, among other things, (i) they have disclosed to the Company’s external auditors and to the Audit Committee all significant deficiencies in the design or operation of the Company’s internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified to the external auditors and to the Audit Committee any significant weakness in the Company’s internal controls and fraud involving management responsible for internal controls; (ii) disclosure has been made in the annual filings of any significant changes in internal controls including any actions taken to correct significant deficiencies. The Company will be reviewing its existing internal controls in order to comply with these rules and, if necessary, making appropriate adjustments.

In addition, new provisions of SOX which will come into effect in respect of financial years ending after September 15, 2003 as well as similar rules which are being considered by certain regulatory authorities in Canada will require management of the Company to report annually on the effectiveness of internal controls and for the external auditors of the Company to attest to this management report. Management is currently working with the Audit Committee and the external auditors of the Company to finalize a plan in this respect which will be then reviewed and approved by the Audit Committee.

2.

The Board should be constituted with a majority of individuals who qualify as “unrelated” directors.

At December 31, 2002, the Board was composed of ten members. The Board has reviewed its composition and concluded that, as of December 31, 2002, seven of the ten members were “unrelated” directors of the Company. The analysis of the application of the definition of “unrelated” director is described in guideline 3 below.

3.

The Board has responsibility for applying the definition of “unrelated” director to each individual director and disclosing on an annual basis the analysis of the application of the principles supporting the conclusion in guideline 2 above.

Each of Mr. Ned Goodman, as President and Chief Executive Officer of the Company, Mr. Garth MacRae, as Vice-Chairman of the Company, and Mr. Jonathan Goodman, as President and Chief Executive Officer of Dundee Resources Limited, a wholly-owned subsidiary of the Company, are considered to be a “related” director. The Board believes that it is important for these senior executives to be members of the Board and be involved in Board deliberations and to have the same obligations, responsibilities and liabilities as the rest of the directors of the Company. All other seven directors of the Company represent a wide variety of business sectors and are considered to be independent of management and free from any interest or other business relationship that may interfere with the director’s ability to act with a view to the best interests of the Company.

By the definition contained in the TSX By-law, Ned Goodman is a significant shareholder of the Company as his shareholdings, on a partially diluted basis, represented, at May 2, 2003, a voting interest of 68.8% and an equity interest of 8.1%. Members of his family had, at May 2, 2003, an additional voting interest of 13.1% and equity interest of 12.2%. The Board is of the view that the Company satisfies the requirement for fairly reflecting the investment of the minority shareholders in the Company on the basis that (i) the Board is comprised of outside and “unrelated” directors exceeding a majority of the Board, (ii) each of the committees of the Board is comprised solely of “unrelated” directors, (iii) the Chairman of each committee of the Board is an “unrelated” director, and (iv) the Company’s Chairman is an “unrelated” director.

4.

The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

The written mandate of the Corporate Governance Committee includes reviewing the size and overall composition of the Board with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company, reviewing proposed new nominees to the Board and reviewing and assessing, on an ongoing basis, the directors of the Company. It is the mandate of the Corporate Governance Committee to identify, evaluate and recommend nominees for the Board in consultation with the Chairman and the Chief Executive Officer of the Company. The Corporate Governance Committee has reviewed the size and composition of the Board in 2002 and has determined to maintain the current size of the Board but reconstitute the committees of the Board such that each member of each committee of the Board is an outside and “unrelated” director of the Company. All of the members of the Corporate Governance Committee are outside and “unrelated” directors.

5.

The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The written mandate of the Corporate Governance Committee includes reviewing and assessing, on an ongoing basis, the directors of the Company, the effectiveness of the Board as a whole and the contribution of each individual director of the Company. The Board reviews the size and the composition of the committees of the Board on an annual basis. Each of the committees of the Board and the full Board reviews the appropriateness of the mandates of the committees of the Board on an annual basis. The Corporate Governance Committee also reviews and assesses the quality of the relationship between management and the Board and recommends improvements where necessary and the Chairman of the Company who is also a member of the Corporate Governance Committee has had individual discussions with each member of the Board. The Corporate Governance Committee has determined that the attendance record of directors should be reviewed and disclosed in the Company’s management proxy circular. The Corporate Governance Committee is in the process of implementing a more formal process relating to the evaluation of the effectiveness of the Board and the contribution of individual directors.

6.

The Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.

The Company has a practice with respect to the orientation and education of new directors of the Company. New directors of the Company are given the opportunity to meet with senior management and other directors of the Company to familiarize themselves with the business and activities of the Company and their responsibilities as directors of the Company. Directors are provided with a Directors’ Information Guide updated on an ongoing basis which contains certain information about the Company and its affiliates, certain of the Company’s recent regulatory filings such as its annual information form and proxy material, the regulatory environment applicable to the Company and its subsidiaries, the reporting requirements of the directors of the Company, information with respect to the committees of the Board and the written mandates of each such committee and certain policies and procedures of the Company. Reports are presented on a regular basis by senior management of the Company to the Board on the main areas of the Company’s business. The Company, with the assistance of the Corporate Governance Committee, is continuing the process of formalizing its orientation and education program for new directors.

7.

The Board should examine its size and undertake where appropriate, a program to establish a Board size which facilitates effective decision-making.

One of the mandates of the Corporate Governance Committee is to review the size of the Board to determine the impact of the number of directors of the Company upon the effectiveness of the Board with a view to assist the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company. The Board is currently made up of ten individuals who have a diverse background bringing great functional expertise and experience to the Board for the assistance of management. It is the view of the Corporate Governance Committee and the Board that the current size and representation of the Board is appropriate in order for the Board to perform its duties and responsibilities effectively and efficiently.

8.

The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.

The Compensation Committee periodically reviews the adequacy and form of compensation of directors of the Company. In making recommendations to the Board for appropriate adjustments, the Compensation Committee considers the time commitment, risks and responsibilities of directors as well as comparative data derived from surveys of directors’ compensation at other companies. In recommending the form of directors’ compensation, the Compensation Committee seeks to align the interests of directors and shareholders of the Company. Upon these considerations and based on the recommendations of the Compensation Committee, the Board (i) introduced a deferred share unit plan which encourages equity participation by the directors by permitting directors to receive their directors’ fees in deferred share units, (ii) introduced directors’ equity ownership guidelines requiring ownership of shares or deferred share units by each director equal to three times the annual retainer paid to a director of the Company, and (iii) encouraged directors of the Company to receive at least 50% of their directors’ fees in deferred share units. Substantially all of the directors of the Company have chosen to receive all or substantially all of their directors’ fees in deferred share units (see the Company’s management proxy circular for a description of the deferred share unit plan of the Company).

9.

Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committee may include one or more inside directors.

The Company does not have an Executive Committee. In 2002, the composition of the committees of the Board was changed with the result that each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee is composed solely of outside directors of the Company, all of whom are “unrelated”.

10.

The Board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company’s approach to governance issues.

The Corporate Governance Committee is responsible for, among other things, overseeing and making recommendations to the directors of the Company on developing the approach of the Company to corporate governance issues. The Corporate Governance Committee also reviews with the Board the application of corporate governance principles and practices and tracks developments in corporate governance. The Corporate Governance Committee is also responsible, together with the Company, for formulating the response of the Company to the applicable corporate governance guidelines and disclosure requirements which is then reviewed by the Board.

11.

(a) The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of limits to management’s responsibilities.

(i) the Board:

The Board operates pursuant to the mandate set out in the Business Corporations Act (Ontario), which is to supervise the management of the business and affairs of the Company. The Board also seeks to act with a view to the best interests of the Company and the shareholders thereof. Although the Board has no formal policy nor grant of authority setting out what specific matters must be brought by management to the Board for approval, there are certain matters such as approval of financial statements and declaration of dividends that must be approved by the Board in accordance with corporate and/or securities laws requirements. In addition, the Board approves the Company’s major disclosure documents and there is a clear understanding between management of the Company and the Board through general and historical Board practice and accepted legal practice that all transactions or matters of a material nature must be presented by management for approval by the Board. The Corporate Governance Committee is responsible for monitoring the nature of the information requested and provided to the Board by management of the Company to determine if the Board can be more effective in identifying opportunities and risks for the Company and to ensure that the Board can effectively review and approve the matters presented to the Board. It has been the experience to date of the members of the Board that they have been kept well informed as to the business and affairs of the Company and that the matters which have been brought forward to the Board for approval have been appropriate.

(ii) the CEO:

The objectives of the Chief Executive Officer follow from his role and responsibilities in connection with the application of the strategic plan and the corporate objectives of the Company which are reviewed by the Board.

11.

(b) The Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The strategic plan and corporate objectives derived therefrom are reviewed by the Board on an ongoing basis. The role and responsibilities of the Chief Executive Officer include the implementation of the Company’s strategic plan and corporate objectives and the general mandate to manage the Company and to maximize shareholder value. The Compensation Committee, when reviewing the compensation of the Chief Executive Officer, makes an overall assessment of the performance by the Chief Executive Officer in achieving such objectives and in directing the Company to meeting its strategic plan and corporate objectives.

12.

The Board should implement structures and procedures which ensure that the Board can function independently of management. An appropriate structure would be to appoint a Chairman who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or assign this responsibility to an outside director referred to as a “Lead Director”.

Mr. Ned Goodman is the President and Chief Executive Officer of the Company. The Board views the involvement of Mr. Goodman, the controlling shareholder of the Company, in the business and affairs of the Company, including the day-to-day operations of the Company, as being important.

Mr. Harold (Sonny) Gordon who is an “unrelated” director, is the Chairman of the Board. The Board meets, on a regular basis usually at the conclusion of Board meetings, without the management directors. The Chairman also serves as a liaison on corporate governance matters between the Board and management of the Company.

The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance Committee who function pursuant to written mandates and whose roles and responsibilities are described in this report. All of the members of such committees are “unrelated” directors of the Company. The composition and the mandates of each of the committees are reviewed and approved annually by the full Board. When necessary or desirable, the Board will establish other committees composed of directors of the Company who are considered to be independent with respect to the issues to be reviewed and determined.

13.

(a) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.

The roles and responsibilities of the Audit Committee are set forth in the written mandate of the Audit Committee which the Audit Committee as well as the Board reviews and approves on an annual basis. Such roles and responsibilities include reviewing the Company’s financial reporting procedures and overseeing the Company’s continuing compliance with financial disclosure obligations. The Audit Committee reports to the Board on an ongoing basis with respect to these matters as well as with respect to the financial statements of the Company prepared by the Company. The Audit Committee also discusses with management the Company’s policies and procedures for risk management and credit and operational risk, where applicable, reviews audit plans, meets with the external auditors of the Company, with and without management, and reviews the performance of and communication with the external auditors of the Company. The interim unaudited financial statements, management’s discussion and analysis and the annual audited financial statements of the Company are reviewed and approved by the Audit Committee on a quarterly and annual basis prior to their review and approval by the full Board.

Subject to the powers of the shareholders of the Company with respect to the appointment of the external auditors of the Company, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors of the Company and to fix their remuneration. The Audit Committee reviews the independence and objectivity of the external auditors including reviewing relationships and other non-audit services which may be provided by the external auditors to the Company which may impact on their independence. The Company has determined to disclose in its management proxy circular, on an annual basis, the fees for audit and non-audit services paid to the external auditors of the Company in respect of the financial year.

New SOX provisions will provide a new environment for the engagement of auditors including the scope of non-audit services that can be provided by the external auditors and a pre-approval process for all audit and non-audit services and the composition of audit committees. The Audit Committee is currently reviewing its composition and mandate in light of these new provisions which have or will come into effect in 2003.

13. (b) The Audit Committee of the Board should be composed only of outside directors.

The Audit Committee is made up of three directors, all of whom are outside and unrelated directors of the Company. All of the members of the Audit Committee are financially literate and two members have accounting or related financial expertise. None of the members of the Audit Committee receives, directly or indirectly, any compensation from the Company other than directors’ compensation.

14.

The Board should implement a system to enable an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

The Company has a practice permitting the Board, any committee thereof and any individual director to engage independent external advisors at the expense of the Company when necessary. The mandate of the Corporate Governance Committee includes determining if the Board, any committee thereof or an individual director of the Company should retain, at the expense of the Company, an independent external advisor and the terms and conditions of such retainer.

DUNDEE BANCORP INC.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

 Ned Goodman

President & Chief Executive Officer, Dundee Bancorp Inc.,

Chairman, President & Chief Executive Officer, Dundee Wealth Management Inc. and DWM Inc. and Chairman, Dynamic Mutual Funds Ltd.

Ned Goodman, B.Sc., MBA, CFA, of Toronto, Ontario has served as a director of the Company since its inception in October 1991. Mr. Goodman has almost four decades of investment experience and has recently returned to investment management as the lead portfolio manager for the Dynamic Focus+ family of funds. Mr. Goodman is President and Chief Executive Officer of the Company, Chairman, President and Chief Executive Officer of Dundee Wealth Management Inc. and Chairman of Dynamic Mutual Funds Ltd. He is also Chairman Emeritus of the Canadian Council of Christians and Jews, a Governor of Junior Achievement of Canada, and a director of the Royal Ontario Museum Foundation. Mr. Goodman is also a director of Corona Gold Corporation, Dundee Precious Metals Inc., Dundee Realty Corporation, Eurogas Corporation and Valdez Gold Inc.

Normand Beauchamp

President, Capital NDSL Inc.

Normand Beauchamp of Montréal, Québec has served as a director of the Company since its inception in October 1991. Mr. Beauchamp has spent his career in the communications industry. Since 1960, he has been active in different areas of the Canadian broadcasting industry, operating and developing radio and television stations and networks. In 1985, he acquired Radiomutuel Inc. and became President, Chairman and Chief Executive Officer. Mr. Beauchamp is now President and Chief Executive Officer of Capital NDSL Inc., an investment company, and is also a director of Astral Media Inc., Lipso Systems Inc., Cinar Corporation, PROADN Diagnostics and Concordia University.

Paul A. Carroll. Q.C.

President, Carnarvon Capital Corporation

Paul A. Carroll, Q.C., of Toronto, Ontario has served as a director of the Company since its inception in October 1991. During his 38 years in the legal profession, Mr. Carroll has concentrated his practice on corporate and securities, natural resources, real estate finance and development and international trade and investment law. Mr. Carroll is currently President of Carnarvon Capital Corporation, a corporate advisory company, and is President and Chief Executive Officer of Diadem Resources Ltd., a public diamond exploration company.

Jonathan Goodman

President & Chief Executive Officer, Dundee Resources Limited

Jonathan Goodman, PEng, MBA, CFA, of Toronto, Ontario has served as a director of the Company since May 1996. Mr. Goodman is President and Chief Executive Officer of Dundee Resources Limited, a resource holding company, and has nearly 20 years experience in the resource and investment industry. Mr. Goodman joined Dynamic Mutual Funds Ltd. in 1990 and was President from December 1998 to November 2001. Mr. Goodman is also a director of Breakwater Resources Ltd., Cambior Inc., Diagem International Resource Corp., Dundee Precious Metals Inc., Dundee Wealth Management Inc., Eurogas Corporation, Major Drilling Group International Inc., Miramar Mining Corporation, Odyssey Resources Ltd. and Pretium Industries Inc.

Harold P. Gordon, Q.C.

Chairman, Dundee Bancorp Inc.

Harold P. "Sonny" Gordon, Q.C. of Sunny Isles, Florida was appointed the Chairman of the Company in November 2001 and has served as a director since August 2000. Mr. Gordon was a partner with the law firm of Stikeman, Elliott for 28 years. Mr. Gordon was a director of Hasbro, Inc. and was appointed Vice Chairman of Hasbro, Inc. in 1995 and served until 2002. Mr. Gordon is also a director of Alliance Atlantis Communications Inc., Transcontinental Ltd., Dorel Industries Inc. and Sonomax Hearing Health Care Inc. Mr. Gordon is also the Chairman and a director of the Sauvé Scholars Foundation.

Dr. Frederick H. Lowy

Rector & Vice Chancellor, Concordia University

Dr. Lowy, OC, MD, LLD, of Montréal, Quebéc has served as a director of the Company since April 1999. Dr. Lowy was a professor of psychiatry at the University of Toronto for over 20 years during which time he also served as Department Chair and Dean of the Faculty of Medicine. Following several hospital appointments and his position as Director and Psychiatrist-in-Chief of Toronto’s Clarke Institute of Psychiatry, Dr. Lowy was appointed Rector and Vice-Chancellor of Concordia University in August 1995. Dr. Lowy is a former director of the Montréal Board of Trade, Centraide (The United Way) and the National Ballet of Canada as well as a past trustee of several Toronto hospitals and the Ontario Cancer Institute.

Garth A.C. MacRae

Vice Chairman, Dundee Bancorp Inc.

Garth MacRae, C.A., of Toronto, Ontario has served as a director of the Company since its inception in October 1991 and was appointed Vice Chairman in June 1993. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited. Mr. MacRae sits on the boards of Black Hawk Mining Inc., Breakwater Resources Ltd., ChondroGene Limited, Dimethaid Research Inc., Dundee Precious Metals Inc., Dundee Wealth Management Inc., Eurogas Corporation, Torque Energy Inc. as well as the board of governors of Dynamic Mutual Funds.

K. Barry Sparks

President, Torvan Capital Group Inc.

Barry Sparks, B.Comm, F.I.C.B., of Toronto, Ontario has served as a director of the Company since April 1993. Mr. Sparks was with the Royal Bank of Canada from 1962 to 1984. Since then he has provided corporate advice and management services through several companies. Mr. Sparks is President of Torvan Capital Group Inc. and is also President and a director of Cencotech Inc., Vice Chairman and a director of VR Interactive Corporation and a director of Ridgeway Petroleum Corp. and SCS Solars Computing Systems Inc.

Harry R. Steele*

Chairman & Chief Executive Officer, Newfoundland Capital Corporation Limited

Harry Steele, OC, of Dartmouth, Nova Scotia, has served as a director of the Company since its inception in October 1991. Following a 24 year career in the Royal Canadian Navy, Mr. Steele retired as Base Commander, CFB Gander, and was instrumental in the development of Eastern Provincial Airways which was purchased by Canadian Pacific and today forms part of Air Canada. Mr. Steele is the Chairman of Newfoundland Capital Corporation Limited, a publicly-traded company which operates over 50 radio licenses across Canada. Mr. Steele is also a director of CHC Helicopter Corporation, Halterm Income Fund, Hollinger Canadian Newspapers G.P. Inc. and Major Drilling Group International Inc.

Robert McLeish

Consultant

Robert McLeish, CFA, of Toronto, Ontario has served as a director of the Company since March 2002. Mr. McLeish is a consultant who has over 34 years of experience in the investment business and retired as Vice Chairman and director of Merrill Lynch Canada Inc. Mr. McLeish has been a member of various committees of The Toronto Stock Exchange, including the Conflicts of Interest Committee, and is currently a director of Airboss of America Corp., Dundee Wealth Management Inc. and a number of private corporations and is also a director of the Juvenile Diabetes Research Foundation.

Harold P. Gordon, Q.C.	Joanne Ferstman
Chairman	Vice President & Chief Financial Officer

Ned Goodman	Daniella E. Dimitrov
President & Chief Executive Officer	Vice President & Secretary

Garth A.C. MacRae	Lucie Presot
Vice Chairman	Vice President & Controller

Donald K. Charter	Lori E. Beak
Executive Vice President	Assistant Secretary

EXECUTIVE OFFICE

Scotia Plaza, 55th Floor
40 King Street West
Toronto, Ontario M5H 4A9

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (416) 981-9633
Fax: (416) 981-9800
Toll Free: 1 (800) 663-9097

STOCK LISTING

The Toronto Stock Exchange

STOCK SYMBOL

DBC.A

DUNDEE BANCORP INC.

www.dundeebancorp.com

MCE 111   826.0403.DBI